Exhibit 99.1

The Descartes Systems Group Inc.

Annual and Special Meeting of Shareholders

to be held on

May 28th, 2020

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”)
Thursday, May 28th, 2020

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 28th, 2020, at 9:00 a.m. (Eastern time) by way of an online only meeting for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2020, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein;

5.	to consider and, if deemed advisable, approve the continuation, amendment and restatement of the Corporation’s Shareholder Rights Plan; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

This year, to proactively deal with the unprecedented public health impact of coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting is being held as a completely virtual meeting, which will be conducted via live webcast. The Meeting will not take place in a physical location and shareholders will therefore not be able to attend the Meeting in person.

All registered shareholders (as defined in the Management Information Circular accompanying this Notice of Meeting (the “Circular”) under the heading “Registered Shareholders”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/134714773  where they can participate, vote or submit questions during the Meeting’s live webcast.  A shareholder of record at the close of business on April 20, 2020 will be eligible to vote at the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular.

Registered shareholders who are unable to attend the Meeting online are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. (Eastern time) on May 26th, 2020 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote at the Meeting online.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 28th, 2020.

BY ORDER OF THE BOARD OF DIRECTORS
Michael Verhoeve
Corporate Secretary

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXIES	1
ATTENDING THE MEETING	2
Registered Shareholders	2
Non-Registered Shareholders	3
Attending as a Guest	3
PARTICIPATING AT THE MEETING	3
Registered Shareholders	3
Non-Registered Shareholders	3
REVOCATION OF PROXIES	4
VOTING OF PROXIES	5
VOTING OF SHARES	5
PRINCIPAL HOLDERS OF VOTING SHARES	5
CURRENCY	6
MATTERS TO BE ACTED UPON AT THE MEETING	6
1. Presentation of Financial Statements	6
2. Election of Directors	6
3. Appointment of Auditors	17
4. Advisory Vote on Executive Compensation (Say-On-Pay Vote)	18
5. Continuation, Amendment and Restatement of Shareholder Rights Plan	18
6. Other Matters	21
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22
Mandate of the Board of Directors	23
Risk Oversight	23
Role of Board in Corporate Strategy	24
Committee Charters and Position Descriptions	24
Audit Committee	25
Compensation Committee	27
Corporate Governance Committee	27
Nominating Committee	27
Board of Directors, Committee and Individual Director Assessments	28
Policy on Diversity	28
Ethical Business Conduct	30
Succession Planning	30

Shareholder Engagement	31
Environmental and Social Governance	32
STATEMENT OF COMPENSATION GOVERNANCE	33
Compensation Committee	33
Compensation Committee Report	35
Compensation Discussion and Analysis	35
Executive Compensation	36
Compensation Oversight Process	47
Incentive Compensation Clawback Policy	49
Management Equity Ownership Policy	50
Summary Compensation Table	57
Outstanding NEO Option-based Awards and Share-based Awards	58
NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2020	59
NEO Option Exercises During Fiscal 2020	60
NEO Termination and Change of Control Benefits	60
Quantitative Estimates of Payments to NEOs upon Termination or Change of Control	62
Director Compensation	63
Director Equity Ownership Policy	65
SECURITY-BASED COMPENSATION PLANS	67
Common Shares Authorized for Issuance Under Equity Compensation Plans	67
1998 Stock Option Plan	67
PRSU Plan	70
Directors’ DSU Plan	74
Cash-settled RSU Plan	74
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	74
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	75
GENERAL	75
SHAREHOLDER PROPOSALS	75
APPROVAL BY THE BOARD OF DIRECTORS	76

SCHEDULE “A” – SUMMARY OF AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN	A-1
SCHEDULE “B” - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	B-1
SCHEDULE “C” - MANDATE FOR THE BOARD OF DIRECTORS	C-1

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Thursday, May 28th, 2020

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 28, 2020 at 9:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy (the “Management Appointees”) to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A proxy can be submitted by a registered shareholder to Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 9:00 a.m. Eastern time on May 26, 2020, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Registered Shareholders

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder.

A registered shareholder may vote Common Shares owned by it at the Meeting in one of two ways – either in by themselves by participating in the Meeting as set out below or by proxy.

A registered shareholder who does not wish to attend the Meeting or does not wish to vote should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

Non-Registered Shareholders

A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation’s expense. The Corporation is not distributing copies of this Circular and accompanying Notice of Meeting directly to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and return by mail or facsimile only, as described above for registered shareholders.

ATTENDING THE MEETING

The Meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below.

Registered Shareholders

Registered shareholders can attend the Meeting online by going to https://web.lumiagm.com/134714773 and using the password: dsg2020.

Registered shareholders who wish to appoint a third-party proxyholder other than the Management Appointees to represent them at the online meeting must submit their proxy form prior to registering their proxyholder. Registering the proxyholder, other than the Management Appointees, is an additional step once a shareholder has submitted their proxy.  Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/descartes by May 26, 2020 at 9:00 a.m. Eastern time and provide

Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Non-Registered Shareholders

Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend at the Meeting should, in the case of a form of proxy, insert the non-registered shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Non-Registered shareholders who wish to appoint a third-party proxyholder other than the Management Appointees to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/descartes by May 26, 2020 at 9:00 a.m. Eastern time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Attending as a Guest

Non-registered shareholders who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form but will be unable to participate in the Meeting.

PARTICIPATING AT THE MEETING

The Meeting will begin at 9:00 a.m. Eastern Time on May 28th, 2020. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is each shareholder’s responsibility to ensure connectivity for the duration of the Meeting.  In order to participate online, registered shareholders must have a valid 15-digit control number and duly appointed proxyholders must have received an email from Computershare containing a Username, as explained below.

Registered Shareholders

Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare (see details above under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/134714773 prior to the start of the meeting to login. Registered shareholders and their duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

o	Registered shareholders – The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “dsg2020”.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the proxy cut-off has passed. The Password to the meeting is “dsg2020”.

Non-Registered Shareholders

Non-registered shareholders (other than United States non-registered shareholders – see below) who have duly appointed themselves as proxyholders can participate in the Meeting by clicking “I have a login” and entering the Username that Computershare provided to them after the voting deadline has passed and the password “dsg2020” before the start of the Meeting.

To attend and vote at the virtual Meeting, United States resident non-registered shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. United States resident non-registered shareholders should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, United States resident non-registered shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario, Canada
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than May 26, 2020 by 9:00 am. United States resident non-registered shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials. Such United States resident non-registered shareholders may then attend the Meeting and vote their shares at https://web.lumiagm.com/134714773 during the meeting.

Non-registered shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Appointment of Proxy – Non-Registered Shareholders” above for an explanation of why certain shareholders may not receive a form of proxy.

REVOCATION OF PROXIES

Registered Shareholders

A registered shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-0082, at any time up to and including 9:00 a.m. (Eastern time) on May 27th, 2020, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

Non-Registered Shareholders

A non-registered shareholder may revoke previously given voting instructions by contacting his or her Intermediary and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke voting instructions if it receives insufficient notice of revocation.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. If no choice is specified in the proxy with respect to a particular matter identified in the accompanying Notice of Meeting, the Common Shares represented by proxies given in favour of the persons designated by Management will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted or withheld from voting by those persons pursuant to such discretionary authority.

VOTING OF SHARES

The board of directors (the “Board”) has fixed April 20, 2020 as the record date for the Meeting. Shareholders of record at the close of business on April 20, 2020 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting. As at April 20, 2020, the Corporation had 84,157,016 Common Shares issued and outstanding, each entitling the holder to one vote, without cumulation, on each matter to be voted on at the Meeting. As of the date of this Information Circular, being April 28, 2020, the number of Common Shares issued and outstanding is 84,157,016.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act (“CBCA”) provides that a corporation’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at April 28, 2020, the only persons or companies who beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares were as follows:

Name	Number of Common Shares	Percentage of Class
T. Rowe Price Associates, Inc.(1)	13,228,469	15.7%

(1) The number of Common Shares reported as beneficially owned by T. Rowe Price Associates, Inc. is based on the Form SC 13G/A it filed with the United States Securities and Exchange Commission through EDGAR on February 14, 2020.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the indicative foreign exchange rate on January 31, 2020, the last business day of fiscal 2020. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.3222.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2020 and the reports of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Election of Directors

The number of directors to be elected at the Meeting is eight. Under the Corporation’s by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

Except where authority to vote in respect of the election of directors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the nominees listed in the table below under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following sets forth information as of the date of this Circular regarding each of the eight people proposed to be nominated for election as a director at the Meeting, including the number of Common Shares (and share-based units) beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees

Nominee	Director Since	Equity Holdings
Deepak Chopra, B. Comm (Hons), FCPA, FCGA Toronto, Ontario Age – 56	New Nominee	Nil

Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. Mr. Chopra has more than 30 years of global experience in the financial services, technology, transportation, logistics & supply-chain industries. Prior to that, for more than 20 years, he worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for Europe, Africa & Middle East (EAME) region from 1998-2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation and the Toronto Region Board of Trade. He currently sits on the board of Celestica, Inc. (TSX:CLS) and The North West Company (TSX:NWC). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).

Nominee	Director Since	Equity Holdings
Deborah Close, B.A., ICD.D Calgary, Alberta, Canada Age – 66 Chair – Compensation Committee Member – Audit Committee 2019 AGM Votes in Favour: 99.91%	2015	DSUs	29,797

Ms. Close is a corporate director. Ms. Close held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. Tervita Production Services (now High Artic Energy Services Inc., TSX:HWO) delivers engineering and field-based services to the oil and gas industry. From 2002 to 2010, Ms. Close was the Executive Vice President of DO2 Technologies (now Transzap, Inc.), a software company providing electronic invoicing to the oil and gas industry. During Ms. Close’s tenure, DO2 grew from a start-up to the leading provider of e-invoicing to oil and gas companies and their suppliers. Prior to DO2, Ms. Close served in a number of Regional Vice President roles in Halliburton Corporation’s software division, Landmark Graphics. She held executive roles in several of Landmark’s largest regions, including VP of Strategic Accounts, Regional VP of North America and Regional VP of Europe and the Former Soviet Union. During Ms. Close’s 12 years at Halliburton, she worked in Canada, the US and Europe. Ms. Close also currently serves on the board of directors of a private oil and gas company. Ms. Close holds a Bachelor of Arts from the University of Calgary and the ICD.D designation from the Institute of Corporate Directors and Rotman School of Management.

Nominee	Director Since	Equity Holdings
Eric A. Demirian, BBM, C.P.A, C.G.A, C.A. Toronto, Ontario, Canada Age – 61 Chair of the Board Member – Audit Committee Member – Governance Committee 2019 AGM Votes in Favour: 97.15%	2011	Common Shares DSUs	10,000 55,184

Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ENGH), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies. Mr. Demirian holds a Bachelor of Business Management degree from Ryerson University. Mr. Demirian has served as non-executive Chair of the Board of the Corporation since May 2014 and was previously Chair of the Corporation’s audit committee.

Nominee	Director Since	Equity Holdings
Dennis Maple, B.Sc. Malvern, Pennsylvania, U.S.A. Age – 60 Member – Compensation Committee Member – Nominating Committee 2019 AGM Votes in Favour: 99.86%	2017	DSUs	15,095

Mr. Maple is currently President and CEO of Goddard Systems, Inc., which oversees the operation of more than 500 premium early childhood education schools across the United States. Between January 2014 and August 2019, Mr. Maple was the President of First Student, Inc., a subsidiary of United Kingdom based publicly-traded First Group plc. First Group plc is the leading transport operator in the United Kingdom and North America, providing solutions encompassing student bus transportation and public rail. Prior to serving as President of First Group, from 2006 to January 2014, Mr. Maple was President of Aramark Education where he had responsibility for more than 15,000 employees serving more than 4,500 US schools with food preparation, facilities management and related services. Prior to his role as President of Aramark Education, from 2003 to 2006, Mr. Maple held senior executive management positions at Aramark. Prior to serving in an executive role at Aramark, from 1994 to 2003, Mr. Maple served as an Area Vice President at Coors Brewing and in several other management roles. Prior to 1994, Mr. Maple held roles at Kraft-General Foods, PepsiCola and The Quaker Oats Company. Mr. Maple has a Bachelor of Science, Business Administration, Accounting from the University of Tennessee. Mr. Maple has served on numerous charitable and community-based boards and has been an active participant in organizations supporting primary and secondary schools and communities across North America.

Nominee	Director Since	Equity Holdings
Chris Muntwyler Baech, Switzerland Age – 67	New Nominee	Nil

Mr. Muntwyler has significant international experience in the transportation, logistics and technology sectors.  Having previously held various senior executive positions at Swiss Air and the positions of Chief Executive of DHL Express (UK) Limited and Managing Director (Switzerland, Germany and Central Europe) at DHL Express, he is now a management consultant through his business, Conlogic AG, specializing in strategic development, leadership guidance and customer orientation and process automation.   Mr. Muntwyler spent 10 years in the DHL Express organization following a 27 year career with Swiss Air.   Mr. Muntwyler currently serves as a non-executive director on the board of Austrian Post (Vienna:POST) and as a non-executive director on the board of National Express Group PLC in the United Kingdom (LSE:NEX).    Mr. Muntwyler previously served as a director of Panalpina World Transport (Holding) Ltd. from 2010 to 2018.

Nominee	Director Since	Equity Holdings
Jane O’Hagan, B.A. (Hons.), ICD.D Calgary, Alberta, Canada Age – 56 Chair – Governance Committee Member – Compensation Committee Member – Nominating Committee 2019 AGM Votes in Favour: 99.91%	2014	DSUs	44,758

Ms. O’Hagan is a corporate director with over 20 years experience in the transportation and logistics sectors. From 2010 until 2014, Ms. O’Hagan was the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited (“CP Rail”). Ms. O’Hagan also held various roles at CP Rail including Senior Vice President, Strategy and Yield, Vice President, Strategy and External Affairs and Assistant Vice President, Strategy and Research. Ms. O’Hagan also serves as a director of USD Partners GP LCC, the general partner of USD Partners LP (NYSE:USDP), an acquirer, developer and operator of energy-related rail terminals and other complementary mid-stream assets, where Ms. O’Hagan serves as the Chair of USD Partners GP LLC board’s conflicts committee and as a member of the audit committee. In 2018, Ms. O’Hagan joined the board of Pinnacle Renewable Holdings (TSX:PL), a supplier of industrial wood pellets based in Richmond, BC and serves as a member of the audit and risk committees. Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and has completed graduate studies in Program and Policy Studies from the University of Western Ontario. In December 2012, Ms. O’Hagan was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. Ms. O’Hagan is also a holder of the ICD.D designation from the Institute of Corporate Directors, which she achieved in June 2016 and earned the CERT Certificate in Cyber Risk Oversight issued by Carnegie Mellon University and the National Association of Corporate Directors in February 2018.

Nominee	Director Since	Equity Holdings
Edward J. Ryan, B.A. Fort Washington, Pennsylvania, U.S.A. Age – 51 Chief Executive Officer 2019 AGM Votes in Favour: 99.91%	2014	Common Shares RSUs PSUs	37,549 197,093 335,837

Mr. Ryan is Descartes’ Chief Executive Officer, having been appointed to that position in November 2013. Since 2000, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on the Corporation’s network and recurring business. Prior to his appointment as Chief Executive Officer, Mr. Ryan served as the Corporation’s Chief Commercial Officer (2011-2013), Executive Vice President, Global Field Operations (2007-2011), General Manager, Global Logistics Network (2004-2007) and Vice President, Sales (2000-2004). Mr. Ryan first joined Descartes in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan has a Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, U.S.A.

Nominee	Director Since	Equity Holdings
John J. Walker, B.Sc., C.P.A., C.G.M.A Wyckoff, New Jersey, U.S.A. Age – 67 Chair – Audit Committee Member – Nominating Committee Member – Governance Committee 2019 AGM Votes in Favour: 99.88%	2011	Common Shares DSUs	4,500 59,659

Mr. Walker is a corporate director and a Certified Public Accountant and a Chartered Global Management Accountant. Mr. Walker has 37 years overall financial and executive management experience including 21 years of experience as a Chief Financial Officer with both public and private companies. Since December 2018, Mr. Walker is also a member of the Board of Directors, Chair of the Audit Committee and member of the Compensation and Nominating Committees of Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMAU; SAMA and SAMAW). Previously, he served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their shareholder, investor and marketing & business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served for six years as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker also served for six years as Treasurer and Assistant Corporate Controller of Princess Hotels International a company involved in the ownership and operation of luxury resort hotels, real estate and timesharing developments. Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Skill Set and Experience of Proposed Director Nominees

The Corporate Governance Committee uses the following categories of skills and experience to assess the overall strength and diversity of the group of non-executive directors on the Board.

	Senior Executive Leadership	Other Public Company Board Experience	Risk and Compliance Management	Financing	Financial Expert (for Audit Committee Purposes)	Strategic Planning	M&A	Human Resources / Compensation	Corporate Governance	International Business Operations and Sales and Marketing	Technology / IT Industry	Transportation and Logistics Industry
Deepak Chopra	✔	✔	✔	✔		✔	✔	✔	✔	✔	✔	✔
Deborah Close	✔		✔			✔		✔		✔	✔
Eric A. Demirian	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Dennis Maple	✔		✔	✔		✔		✔	✔		✔	✔
Chris Muntwyler	✔	✔	✔			✔	✔	✔	✔	✔	✔	✔
Jane O’Hagan	✔	✔	✔			✔	✔	✔	✔	✔		✔
John J. Walker	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔

Board Independence

National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”) recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with six of the seven current directors being independent. Of the eight nominees standing for election at the Meeting, all are independent with the exception of Mr. Ryan, the CEO of the Corporation.

Independent Chair of the Board

Mr. Demirian, an independent director, is the Chair of the Board, and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors.

Meetings of Independent Directors

The independent directors meet without management at every board meeting, including special meetings. The various committees of the Board also hold in-camera sessions of the independent directors at the conclusion of every committee meeting, during which management is not present. The Board met ten times during fiscal 2020, and at each meeting held an in-camera session without members of management present and has met three further times between February1, 2020 and April 28, 2020, again holding an in-camera session at such meeting without management present.

Director Service on Other Boards

Currently, the following proposed nominees serve on the following boards of other public companies:

Director	Public Company Board Membership
Deepak Chopra	Celestica (TSX:CLS) The North West Company (TSX:NWC)
Eric A. Demirian	Enghouse Systems Ltd. (TSX:ENGH) Imax Corporation (NYSE:IMAX) Redline Communications Inc. (TSX:RDL)
Chris Muntwyler	Austrian Post (Vienna:POST) National Express Group PLC (LSE:NEX)
Jane O’Hagan	USD Partners LP (NYSE:USDP) Pinnacle Renewable Holdings (TSX:PL)
John Walker	Schultze Special Purpose Acquisition Corp. (Nasdaq: SAMAU; SMA and SAMAW)

Director Meetings and Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2019:

	Year ended January 31, 2020	February 1, 2020 – April 28, 2020	Total
Board	10	3	13
Audit Committee	8	1	9
Compensation Committee	5	3	8
Corporate Governance Committee	5	1	6
Nominating Committee	11	1	12

The attendance of each of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance Committee Meetings Attended	Nominating Committee Meetings Attended
David I. Beatson[1]	10 of 13		7 of 8		12 of 12
Deborah Close	13 of 13	9 of 9	8 of 8
Eric A. Demirian	13 of 13	9 of 9		6 of 6
Dennis Maple	13 of 13		7 of 8		11 of 11[2]
Jane O’Hagan	13 of 13		8 of 8	6 of 6	12 of 12
Edward J. Ryan	13 of 13
John J. Walker	13 of 13	9 of 9		4 of 4[3]	12 of 12
1David Beatson will be retiring from the Board and not standing for re-election at the Meeting
2 Dennis Maple joined the Nominating Committee as of February 14, 2019 and his attendance reflects meetings after that date.
3John Walker joined the Corporate Governance Committee as of May 30, 2019 and his attendance reflects meetings after that date.

Director Tenure and Age

The Corporation does not have director term limits or a formal retirement policy. In considering its approach to these topics, the Board of Directors believes term limits and retirement policies may indiscriminately eliminate both high and low performing directors as well as directors with unique and critical skill sets based solely on tenure or age. Instead, the Board does the following:

1.
Has a process of rigorous annual director peer evaluations that allow the Chair of the Board (or in the case of the evaluation of the Chair of the Board, the Chair of the Corporate Governance Committee) to have a clear understanding of relative director contribution, skillset and expertise, so that an appropriate level of director turnover can be achieved by having one or more directors not stand for re-election at appropriate times;

2.
Maintains a director skill set and experience matrix to ensure that, in choosing director candidates, it is focused appropriately on skills and experience critical to the Board’s responsibilities, including assessing and providing input on the Corporation’s strategic and operating activities; and

3.
Provides clear disclosure in the Corporation’s management information circular of director tenure and age and an explanation of how the Corporation’s approach ensures diversity of skills, experience, background and gender and an appropriate level of turnover.

The Board strives to maintain a balance of experience and familiarity with the business and operations of the Corporation with fresh perspectives, as reflected by the following chart which summarizes the tenure composition of the current Board exclusive of Mr. Beatson, who is not standing for re-election at the Meeting. With the two new proposed additions to the Board proposed at this Meeting, the Board will add to its balance of a combination of experience with the Corporation and new perspectives.

The average tenure of the current directors of the Corporation is 6.3 years and the average age is 60.2 years, in both cases, exclusive of Mr. Beatson, who is not standing for re-election at the Meeting.  In the past ten years, eight individuals have joined the Board and eight individuals have retired from the Board.

Nomination of Directors

The Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Nominating Committee, on at least an annual basis, reviews the competencies and skills that the Board as a whole should possess as well as the current strengths, skills and experience represented by each current director in light of the objectives, priorities, strategic direction and areas of focus of the Corporation. The Nominating Committee assesses potential candidates for nomination to the Board based on a particular candidate’s skills, experience, background and ability to commit and fulfill their duties as a director. The Nominating Committee also considers the Corporation’s policy with respect to diversity and the Corporation’s current needs after taking into consideration the current composition of the Board.

Orientation of New Directors

Responsibility for orientation of new directors is assigned by the Board to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. The Corporate Governance Committee reviews this program on an annual basis.

When a new director joins the Board, the new director’s orientation program considers the new director’s background and skills as well as the new director’s contemplated committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chair of the Board, the CEO, the President and Chief Operating Officer (the “President and COO”), the Chief Financial Officer (the “CFO”) and the Corporation’s General Counsel, in addition to other senior members of Management. The Corporation’s General Counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”), the Corporation’s Corporate Governance Framework, the Corporation’s policy with respect to diversity, Insider Trading Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s General Counsel includes the Chair of the Board in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board.

Continuing Education

The Corporate Governance Committee is responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations and topics that the Corporate Governance Committee identifies as relevant to those operations. Sessions conducted for the Board in fiscal 2020 included the following:

Date	Topic	Description	Director Attendance
March 3, 2019	Succession Planning and Talent Development
The Board received a presentation from the Corporation’s VP Human Resources on emerging trends in the field of succession planning and talent development and the overall approach that the Corporation has been developing in these areas.
David Beatson Deborah Close Eric Demirian Dennis Maple Jane O’Hagan Ed Ryan John Walker
May 28, 2019	Impact of Artificial Intelligence and Machine Learning on the Corporation’s industry
The Board received a presentation from the Corporation’s EVP of Product Management on the potential impact of developments in the area of artificial intelligence and machine learning on the business and competitive landscape of the Corporation and a discussion of how these
David Beatson Deborah Close Eric Demirian Dennis Maple Jane O’Hagan Ed Ryan John Walker

technologies are already being employed by the Corporation in various aspects of its solutions.
Sept 4, 2019	Overview of Director and Officer Insurance and Emerging Trends
The Board received a presentation from AON Risk Solutions reviewing the Corporation’s current director and officer insurance program and reviewing overall claims trends in the industry and trends related to securities class actions claims
David Beatson Deborah Close Eric Demirian Dennis Maple Jane O’Hagan Ed Ryan John Walker
Dec 3, 2019	Ecommerce Opportunities for the Corporation
The Board received a presentation from the Corporation’s EVP Customer Support and Client Services providing an overview of various e-commerce initiatives being pursued by the Corporation and the opportunities for operational improvements that these initiatives may present.
David Beatson Deborah Close Eric Demirian Dennis Maple Jane O’Hagan Ed Ryan John Walker

In addition, each of the committees of the Board may schedule education sessions with third party consultants that have been retained by such committees in connection with the fulfillment of the mandate of the committee. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in. The following is a summary of the continuing education undertaken by each of the current non-executive directors during fiscal 2020, who are proposed for re-election at the Meeting:

Director	Continuing Education
Deborah Close
Completed 8 hours of training through the ICD (Institute of Corporate Directors) regarding the board’s role in shareholder engagement.  Attended numerous seminars conducted by the ICD, National Association of Corporate Directors and PwC on topics including trends in executive compensation, improving the effectiveness of compensation committees, emerging trends in governance, cybersecurity, and emergency preparedness.

Eric A. Demirian
Attended various ongoing continuing education courses provided by outside accounting and consulting firms, including as participant at Audit Committees and Boards of other public companies, in the areas of corporate governance, accounting and financial reporting, cyber security, human resources and legal matters. In addition, undertook self-study of accounting, and corporate governance topics by reading trade journals and other publications.

Dennis Maple
In his current role as President and CEO Goddard Systems Inc., Mr. Maple routinely designs and leads ongoing operational reviews, assigns and directs presentations from both internal personnel and external consultants. He also assigns, selects and directs advisors in the areas of leadership and team development, succession planning, managing and developing high performers, integration of performance management plans, and he is leading the corporation's evaluation of compensation programs. Additionally, in his current role, Mr. Maple is leading a major corporate IT platform transformation. Mr. Maple is also leading the development of the strategy for a new supply chain management initiative, development of a new corporate franchise development strategy, corporate growth strategy, and the revamping of several major functions including, marketing, communications, HR, and legal / risk. Finally, Mr. Maple is engaged in self-study in a number of areas related to management and corporate governance, including in the areas of “tone from the top” and corporate ethics.
Jane O’Hagan
Attended seminars and on-line continuing education in corporate governance, specifically cross-border Canada and U.S. differences and best practices. Attended seminars in special topics in board governance including structure, duties, liabilities, ethics and compliance. Completed benchmarking and self-study in the areas shareholder engagement and continuing board education best practices and diversity policy enhancement. Completed continuing education in accounting and technical updates, risk management and disclosure, corporate finance and capital management for medium size companies. Undertook a profiling and review of ESG (Environmental, Social and Governance) factors and best practices to guide development of appropriate strategies for enhanced disclosure and to differentiate ESG from Corporate Social Responsibility. Completed on-line seminars in Compensation best practices, executive pay and North American compensation and talent management trends.

John J. Walker
Completed 46 hours of continuing professional education credits conducted by PWC, Deloitte, EY, KPMG, and the National Association of Corporate Directors in the following areas of study: accounting & financial reporting; revenue recognition; lease accounting; credit loss standards; corporate governance & risk; tax; treasury & cash management; accounting for income taxes; internal controls; cyber security; internal audit; information technology; banking & finance; human resources; diversity; BREXIT; global trade; data privacy requirements; compensation matters; BEPS; IFRS financial reporting standards; and board best practices. In addition, undertook self-study in enterprise-wide risk management and cyber security risk management, fraud risk, the revenue recognition, leases, and credit loss standards, audit committee best practices and hot topics, crisis management, succession planning and talent development and internal audit best practices.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) whereby, in an uncontested election of directors, any nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares withheld from voting, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee, or such other committee of the Board as is applicable, will promptly consider such tendered resignation and make a recommendation to the Board to accept such resignation unless there are exceptional circumstances that would support rejection of the resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee (subject to the terms of the Majority Voting Policy) or Board deliberations on the resignation offer.

Advance Notice Provisions

The Corporation’s by-laws provide for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA. The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business (Eastern time) on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business (Eastern time) on the fifteenth day following the day on which the first public announcement of the date of the meeting was made. The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice for it to be valid. The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process. A copy of the Corporation’s by-laws is available on the Corporation’s website at www.descartes.com and on SEDAR at www.sedar.com.

3.	Appointment of Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. KPMG LLP have been the auditors of the Corporation since April 16, 2015.

Except where authority to vote in respect of the appointment of auditors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to re-appoint KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.

Audit Fees

For the fiscal year ended January 31, 2020 (“fiscal 2020”) and the fiscal year ended January 31, 2019 (“fiscal 2019”), the Corporation incurred the approximate fees set out below for the services of KPMG LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada indicative foreign exchange rate on the last business day of the applicable fiscal period.

The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years:

Fiscal Year Ended	Audit Fees	Audit-Related Fees	All Other Fees	Total
January 31, 2020	$708,217	$2,430	Nil	$710,647
January 31, 2019	$579,606	$2,430	Nil	$582,036

“Audit Fees” relate to professional services rendered for the audit of the Company’s annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year and fees associated with a statutory audit of one of our subsidiaries in a foreign jurisdiction.

“Audit-Related Fees” relate to fees for assurance and related services that are reasonably related to the performance of the audit of the Company’s annual consolidated financial statements or reviews of our interim consolidated financial statements and are not reported as Audit Fees.

4.	Advisory Vote on Executive Compensation (Say-On-Pay Vote)

The Board has determined to provide the Corporation’s shareholders with an advisory vote on the Corporation’s approach to executive compensation. While this “Say-on-Pay” vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution (the “Say-On-Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Information Circular dated April 28, 2020.”

Approval of the Say-On-Pay Resolution will require an affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Say-On-Pay Resolution.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to increase its current engagement practices with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

At the previous year’s annual meeting of shareholders held on May 30th, 2019, 94.16% of the votes cast by shareholders were cast in favour of the “Say-on-Pay” resolution.

5.	Continuation, Amendment and Restatement of Shareholder Rights Plan

Background

The Corporation and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement dated as of June 1, 2017 (the “Rights Plan Agreement”) to implement the Amended and Restated Shareholder Rights Plan (the “Rights Plan”), which amended and restated a predecessor of the Rights Plan that was amended and restated as of May 29, 2014, June 2, 2011 and May 29, 2008 and originally established in 2004. The Rights Plan was last confirmed by the shareholders at the annual and special meetings of shareholders held on June 1, 2017. The Corporation’s Board has approved an amended and restated shareholder rights plan (the “Amended Rights Plan”) that is to be governed by an agreement to be dated the date of the Meeting (the “Amended Rights Plan Agreement”), if approved at the Meeting.

The Amended Rights Plan discourages the making of certain take-over bids (e.g., that may be structured in such a way as to be coercive or discriminatory in effect) by creating the potential of significant dilution to any offeror who becomes the beneficial owner of 20% or more of the outstanding Common Shares. This potential is created through the issuance to all shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than the offeror and its joint actors. An offeror can avoid that potential by making a “Permitted Bid” (as defined in the Amended Rights Plan Agreement), negotiating with the Board to have the rights plan waived, or by applying to a securities commission to “cease trade” the rights issued under the rights plan if the Corporation cannot develop an auction. Any of these approaches will give the Board more control over such sale process and increase the likelihood of a better offer to the Corporation’s shareholders. See “Objectives of the Amended Rights Plan” below.

Proposed Amendments

Certain provisions of the Rights Plan have been revised in the Amended Rights Plan to reflect that the continuation of the Amended Rights Plan will be subject to review by holders of Common Shares at or prior to the annual meeting of such shareholders to be held in the 2023 calendar year.

Apart from the above-mentioned amendments, the Amended Rights Plan is identical to the Rights Plan in all material respects. If the Rights Plan Resolution is passed at the Meeting, the Corporation and Rights Agent will execute the Amended Rights Plan Agreement and the Amended Rights Plan will come into effect. If the resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and will not become effective and the Corporation will no longer have any form of shareholder rights plan.

At the Meeting, holders of Common Shares will be asked to consider, and if thought advisable, to approve, with or without amendment, the following resolution approving the continuation, amendment and restatement of the shareholder rights plan of the Corporation (the “Rights Plan Resolution”):

BE IT RESOLVED THAT:

1.          The shareholder rights plan of the Corporation be continued and the Amended and Restated Shareholder Rights Plan Agreement to be made effective as of May 28, 2020 between the Corporation and Computershare Investor Services Inc. (the “Rights Agent”), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated June 1, 2017 between the Corporation and the Rights Agent (the “Rights Plan Agreement”) and continues the rights issued under the Rights Plan Agreement, is hereby approved; and

2.          Any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution.

Summary of the Amended Rights Plan and Copy of the Amended Rights Plan Agreement

A summary of the key features of the Amended Rights Plan is attached as Schedule “A” hereto.  All capitalized terms used in this section of the Circular and Schedule “A” have the meanings set forth in the Amended Rights Plan Agreement unless otherwise indicated. The complete text of the Amended Rights Plan Agreement is available on the Corporation’s website at www.descartes.com. The complete text of the Rights Plan Agreement is available on SEDAR at www.sedar.com under filings of “The Descartes Systems Group Inc.”, filed on April 28, 2020 under the filing type of “Other securityholders documents”. Both the Rights Plan Agreement and the Amended Rights Plan Agreement are also available to any shareholder upon request to the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy of the Rights Plan Agreement or the Amended Rights Plan Agreement should contact the Corporation by email at investor@descartes.com. The description of the Rights Plan, the Rights Plan Agreement, the Amended Rights Plan and the Amended Rights Plan Agreement contained herein is qualified in its entirety by the full text of the Rights Plan Agreement and the Amended Rights Plan Agreement, as applicable.

Objectives of the Amended Rights Plan

Approval of the Amended Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the date of this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Amended Rights Plan are to ensure, in the context of a bid for control of the Corporation through an acquisition of the Common Shares, that shareholders have an equal opportunity to participate in a bid and lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid and to ensure the Board is able to explore and develop alternatives for maximizing shareholder value, including implementation of the Corporation’s long-term strategic plans, as those may be modified by the Corporation from time to time.

The Amended Rights Plan in no way prohibits a change of control of the Corporation in a transaction that is fair and in the best interests of the Corporation. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Rights Plan. The approval of the Amended Rights Plan does not affect the duty of a director to act honestly and in good faith with a view to the best interests of the Corporation.

In approving the Amended Rights Plan, the Board considered that while existing securities legislation has addressed many concerns of unequal treatment, there remains the possibility that control or effective control of an issuer may be acquired at a premium to market price which premium is not shared with other security-holders. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price which is not shared with the other shareholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without payment of fair value for control or a fair sharing of a control premium among all security-holders. These are generally known as “creeping bids” or “exempt bids”. The Amended Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, including those acquisitions that are not subject to the formal take-over bid rules under Canadian securities laws, to better ensure that shareholders receive equal treatment.

General Impact of the Amended Rights Plan

It is not the intention of the Board, in approving the Amended Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of the Corporation. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Schedule “A” hereto, shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the Amended Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board will continue to be bound to consider fully and fairly any bid for the Common Shares in any exercise of its discretion to waive application of the Amended Rights Plan or redeem the Rights. In all such circumstances, the Board must act honestly and in good faith with a view to the best interests of the Corporation.

The Amended Rights Plan does not preclude any shareholder from utilizing the proxy mechanism under the CBCA and securities laws to promote a change in the management or direction of the Corporation, or its Board, and has no effect on the rights of holders of outstanding Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Amended Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional shareholders and their clients.

The Amended Rights Plan will not interfere with the day-to-day operations of the Corporation. The continuation of the Rights Plan does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board believes that the dominant effect of the Amended Rights Plan will be to maximize the Corporation’s opportunity to enhance shareholder value and ensure equal treatment of all shareholders in the context of a take-over bid for the Common Shares.

Vote Required

The Amended Rights Plan has been conditionally approved by the Toronto Stock Exchange (the “TSX”), subject to shareholder approval. The TSX and the terms of the Rights Plan Agreement require that the continuation of the Rights Plan, and amendment and restatement of the Rights Plan Agreement, must be approved by (i) a simple majority of the votes cast in favour of the Rights Plan Resolution by all shareholders, whether in person or by proxy, at the Meeting; and (ii) a simple majority of the votes cast in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, at the Meeting. If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect. If the Rights Plan Resolution is not passed, the Rights Plan will become void and of no further force and effect, the Amended Rights Plan Agreement will not be executed and the Amended Rights Plan will not become effective and the Corporation will no longer have any form of shareholder rights plan.

Recommendation of the Board of Directors

The Board has reviewed the Amended Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation that the Corporation have in place a shareholder rights plan in the form of the Amended Rights Plan. Accordingly, the Board unanimously recommends that shareholders vote FOR the continuation of the Rights Plan as the Amended Rights Plan, and amendment and restatement of the Rights Plan Agreement as the Amended Rights Plan Agreement. On April 27, 2020, the Board resolved to authorize, subject to regulatory approval and approval by the shareholders at the Meeting, the entering into of the Amended Rights Plan Agreement. The Corporation has been advised that the directors and senior officers of the Corporation intend to vote all Common Shares held by them FOR the Rights Plan Resolution. In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.

6.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated by Management in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and Management consider good corporate governance to be central to the effective operation of the Corporation. Both Management and the Board, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements, and reflects consideration of best practices in corporate governance and their application to the Corporation’s circumstances.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); the National Policy; and National Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to certain requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis considering developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “C”.

Risk Oversight

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices, either directly or through its committees, and, with the assistance of its committees, oversee Management’s assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the controls relating to financial information and the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and Management’s reports on those controls.

Consistent with the Board Mandate, the Corporation has adopted a risk management policy that is reviewed and updated as necessary on an annual basis (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Standards Organization’s ISO 31000:2009, Risk management – Principles and guidelines. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including human-resource based risk, regulatory changes, litigation, changes in customer relationships, information technology risks, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. If new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

Although the Board as a whole has responsibility for risk oversight, the Board exercises its oversight of the Corporation’s risk management policies and practices primarily through its committees, which in turn report back to the Board on risk oversight.

The Audit Committee is responsible for overseeing risks related to our accounting, financial statements, financial reporting process and internal controls related to financial reporting. The Board has also assigned to the Audit Committee primary responsibility for overall enterprise risk management and oversight of the Corporation’s risk management policies, except in those areas where other committees have express responsibility for specific categories of risk, for example, the Compensation Committee in the area of compensation-related risk. As discussed above, the Audit Committee is also responsible for receiving reports from Management on an ongoing basis related to the risk management activities undertaken pursuant to the Risk Management Framework.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Corporate Governance Committee is responsible for monitoring risk and potential risks associated with the effectiveness of the Corporation’s corporate governance framework.

The Nominating Committee is delegated responsibility to monitor risks related to overall Board composition and director succession.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Role of Board in Corporate Strategy

The Board engages in a detailed review and discussion of the Corporation’s short- and long-term strategy on at least an annual basis. The primary areas of focus in such reviews include consideration of forecasted areas of growth, planned investments, corporate development initiatives, capitalization requirements of the Corporation and overall organizational development. In addition to the formally scheduled strategy review sessions, the Board also regularly engages in considering various elements of the Corporation’s strategy as part of each quarterly review of the financial results of the Corporation.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of April 28, 2020, the following directors serve on the following committees in the following roles:

Director	Audit	Compensation	Corporate Governance	Nominating
David I. Beatson		Member		Chair
Deborah Close	Member	Chair
Eric A. Demirian	Member		Member
Dennis Maple		Member	Member	Member
Jane O’Hagan		Member	Chair	Member
Edward J. Ryan
John J. Walker	Chair		Member	Member

In addition to the above, in fiscal 2020, the Chair of the Board also attended all Committee meetings in an ex-officio capacity.

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chair of that committee. A description of each committee charter,

the committee membership and each committee’s activities in fiscal 2020 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for the roles of the Chair of the Board and the CEO. The Chair of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chair of the Board’s functions and responsibilities include facilitating the functioning of the Board independently of Management, providing independent leadership to the Board, Board management and reviewing Management’s strategic initiatives. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chair of the Board and the CEO are available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Audit Committee

The Audit Committee is comprised of John J. Walker (Chair), Deborah Close and Eric A. Demirian. Each member of the Audit Committee is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 14, 2020, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee. The Board has also determined that John J. Walker and Eric A. Demirian are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the adequacy of the Corporation’s computerized information system controls and overall enterprise risk management program including cyber-security risk, monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; overseeing the internal audit function of the Corporation and approving an annual internal audit plan; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2020, the Audit Committee’s activities included the following:

Audit Committee Meetings
•	The Audit Committee conducted eight committee meetings during the year with all members of the committee present at each of the meetings.
•
Our independent auditors – KPMG – attend each meeting to report on the results of their quarterly reviews of the interim financial statements and the annual audit of the financial statements and annual audit of internal controls over financial reporting.

•	At each meeting of the Audit Committee, we conduct an in-camera meeting with the independent auditor without Management present, as well as an in-camera meeting with the head of internal audit without Management present, and an in-camera meeting with the CFO without the other members of Management present; and
•	At each meeting of the Audit Committee we conduct an in-camera meeting of the members of the Audit committee and other Board members in attendance, without Management present.

Fiscal 2020 Audited Consolidated Financial Statements
•
Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements prepared by Management, and the footnote disclosures and management’s discussion and analysis thereon; and

•	Reviewed and discussed with Management and the independent auditor the results of the audit of the internal control over financial reporting.

Independent Auditor
•	Reviewed the qualifications, performance and independence of the independent auditor and approved the compensation of the independent auditor;
•	Approved audit and permitted non-audit services to be performed by the independent auditor;
•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed and ratified the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting
•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements prepared by Management and the notes and management’s discussion and analysis thereon, and the earnings press release;

Compliance
•	Reviewed the Corporation’s design plans and testing of internal controls over financial reporting in accordance with the COSO 2013 framework;
•	Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and
•	Reviewed the results of the Audit Committee whistle-blower hotline program.

Risk Oversight
•	Reviewed results of annual risk assessment survey;
•	Received regular updates from management and external consultants on approach to cyber-security risk management and mitigation; and
•	Reviewed the Corporation’s commercial insurance coverage program.
Planning
•	Reviewed the performance of the CFO, the head of internal audit and senior finance and tax staff; and
•	Reviewed Management’s budget planning initiatives.

Internal Audit
•	Received and reviewed quarterly reports from the internal audit function reporting directly to the Chair of the Audit Committee; and
•	Reviewed and approved the annual work plan for internal audit.

Equity and Debt Financing

•	Received and reviewed the documents and filings related to the Corporation’s equity financing activities in the year; and
•	Reviewed and approved the terms and documents related to the Corporation’s new credit facility during the year.

Compensation Committee

The Compensation Committee is currently comprised of Deborah Close (Chair), David I. Beatson, Dennis Maple and Jane O’Hagan. The responsibilities, powers and operation of the Compensation Committee are set out in its written charter and are described in the section “Compensation – Compensation Committee” included later in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of Jane O’Hagan (Chair), Eric A. Demirian and John J. Walker. Each of Ms. O’Hagan, Mr. Demirian and Mr. Walker is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2020, the Corporate Governance Committee’s activities included the following:
•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewed the Corporation’s corporate governance activities and reported to the Board on these activities at quarterly Board meetings;
•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed the Risk Management Policy and Risk Management Framework for Board oversight of the Corporation’s risk management activities;
•	Reviewed the Corporation’s governing documents including the Corporation’s Board Mandate and each of its committee charters;
•	Reviewed the Code of Conduct and recommended for Board re-approval;
•	Reviewed the Corporation’s disclosure policy;
•	Reviewed the Corporation’s director orientation program;
•	Oversaw the ongoing director education program and the selection of topics for director education sessions;
•	Reviewed the Corporation’s directors’ and officers’ liability insurance program and recommended to Management that certain enhancements to the program be made;
•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation;
•	Developed and adopted a new Board policy on diversity in respect of board nominations and executive appointments;
•	Reviewed our environmental and social governance initiatives, and our disclosure of those initiatives; and
•	Reviewed, together with the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee is currently comprised of David Beatson (Chair), Dennis Maple, Jane O’Hagan and John J. Walker. Each of the members of the Nominating Committee is independent. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter. The

Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Chair of the Board. To identify new candidates to serve on the Board, the Nominating Committee:
•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity, including gender diversity;
•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•	Considers the experience and expertise of the independent members of the Board with a view to identification of a suitable potential successor for the Chair of the Board role.

In fiscal 2020, the Nominating Committee’s activities included the following:
•	Considered the overall size of the Board;
•
Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees having regard to succession planning within those committees in light of changes in Board composition;

•
Continued the activities started in fiscal 2019 to review of the current composition of the Board and consideration of a phased approach to Board renewal with a goal of adding several new directors and in recognition that Mr. Hewat retired from the Board in May 2019 and Mr. Beatson intended to retire from the board in May 2020; and

•
the Committee conducted a search to identify potential candidates for election to the Board with the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors having regard to the Board’s overall approach to diversity; engaged the services of an executive recruiting firm specializing in the placement of Board level candidates; conducted interviews and meetings with candidates and coordinated further meetings and interviews of a short-list of candidates with the Board and senior Management; and led the Board’s process respecting selection of two new candidates for proposed election to the Board.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee, in consultation with the Chair of the Board, is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of its committees; and the contributions of the other directors to the Board and its committees. The results of the evaluations are summarized by the Chair of the Corporate Governance Committee and presented to the full Board. In addition, the Chair of the Board reviews with each director that director’s aggregate peer evaluation results. In the case of the peer evaluation results for the Chair of the Board, those results are reviewed with the Chair of the Board by the Chair of the Corporate Governance Committee.

Policy on Diversity

The Corporation has a written Diversity Policy which states that the Corporation recognizes and values the benefits of having diversity within its Board of Directors and in its senior management as a means to provide the necessary range of perspectives, experience and expertise required for the Corporation to achieves its objectives and deliver for its stakeholders. Recognizing the international nature of the Corporation’s operations and the global composition of its workforce, “diversity” under this Policy expressly includes factors such as gender, age, persons with disabilities, race, nationality, culture, language and other ethnic distinctions, education and regional and industry experience.

Gender diversity is one factor that is considered in identifying and selecting board members and in considering the hiring, promotion and appointment of executive officers. The Corporation regularly considers the level of representation of women on the Board and in executive officer positions. The Corporation does not have specific targets respecting the representation of women on the Board and in executive officer positions, instead focusing on choosing the most appropriate candidate for the position. However, in assessing the appropriateness of candidates for board and executive officer appointments, the Corporation considers the desirability of an appropriate level of representation of women on its board and in executive officer positions. Specifically in the context of identification of potential candidates for roles on the Board, the Nominating Committee ensures that the list of potential candidates that it initially considers as part of its process includes female candidates and to the extent that the Nominating Committee uses the assistance of a third party search firm to establish an initial list of potential candidates, that search firm is instructed to ensure that female candidates are included in the list.

On an annual basis, the Nominating Committee (i) assesses the effectiveness of the Board nomination processes at achieving the Corporation’s diversity objectives; and (ii) considers if it is advisable to recommend to the Board for adoption, measurable objectives for achieving diversity on the Board. Further to the foregoing, among other things, the Nominating Committee considers (i) the number of women considered or brought forward for Board; (ii) the skills, knowledge, experience and other characteristics of female candidates to ensure that such candidates have been fairly considered relative to other candidates; and (iii) the number of women on the Board and the proportion (in percentage terms) of persons on the Board.

Having regard to the current nominees proposed for election to the Board, the Nominating Committee is satisfied that the Board would represent a well-balanced combination of diversity across multiple factors, including gender, age, race, nationality, education and regional and industry experience.

Upon adoption of the Corporation’s first formal diversity policy in December 2014, there was one woman on the Board, representing 13% of the Corporation’s directors. At the annual meeting of shareholders in fiscal 2020, two women were elected to the Board, representing 29% of the individuals elected to the Board and two women have been nominated for re-election at the Meeting which, with the increase in the Board size from seven to eight directors, will then represent 25% of the individuals nominated for election to the Board.

As noted above, gender diversity is one factor that the Corporation considers in considering the hiring, promotion and appointment of individuals for executive officer or other senior management roles. The Corporation does not have specific targets for the number of women in senior management positions, again, choosing to focus on hiring the most appropriate candidate for the position but having regard to an overall interest in increasing the level of representation of women within senior management roles at the Corporation. Management reports to the Board on a quarterly basis with respect to the composition of its workforce including specific disclosure of the number of women within the overall employee base as well as in senior management positions within the Corporation. The Board, in its quarterly one-on-one meetings with the CEO, regularly reinforces its interest in continuing to attract and promote women into senior management positions within the Corporation.

Upon adoption of the Corporation’s first formal diversity policy in December 2014, there were three women who were part of the senior management team of the Corporation, being at the level of Vice-President or above, but there were no women in executive officer positions of the Corporation. Currently, there are eleven women who are part of the senior management team of the Corporation, representing 14% of the total group of 79 positions that the Corporation currently identifies as being senior management but there are not currently any women in any of the nine roles that are currently identified as executive officer positions of the Corporation.

In reference to the new disclosure requirements under the Canada Business Corporations Act,  the Corporation has not adopted a written policy that specifically relates to the identification and nomination of women, aboriginal peoples in Canada, persons with disabilities and members of visible minorities (the “Designated Groups”) for election as directors or for the appointment of members of senior management. As discussed above, the current Diversity Policy of the Corporation includes consideration of broader categories of diversity beyond those of the Designated Groups but which encompass the Designated Groups and which the Board considers to be better aligned to achieve the range of perspectives, experience and expertise required by the Corporation. None of the Corporation’s Directors or senior management have self-identified to the Corporation as a member of a Designated Group, however, as noted above, two, or 25%, of the nominees for election as Directors at the meeting are women and 14% of the people in senior management positions at the Corporation are currently women.

Please refer to the earlier discussion under the heading of “Director Tenure and Age” for our approach to director renewal and term limits.

Ethical Business Conduct

The Board has adopted the Code of Conduct applicable to the Corporation’s directors and employees. A copy of the Code of Conduct is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code of Conduct sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code of Conduct to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code of Conduct. The Corporate Governance Committee monitors overall compliance with the Code of Conduct. The Corporation’s General Counsel and Corporate Governance Committee each report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code of Conduct or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code of Conduct (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code of Conduct may also be raised to an independent director by way of the Chair of the Board. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering any transactions or agreements in which a director or officer has a material interest, such transactions or agreements are considered and, if deemed advisable, approved by the independent directors not having an interest in such transaction or agreement. There were no transactions or agreements in respect of which a director or officer declared a material interest in fiscal 2020.

Succession Planning

Oversight of the Corporation’s succession planning is primarily the responsibility of the Compensation Committee, with the Nominating Committee having responsibility for succession planning related to the role of the Chair of the Board. Each of these two committees is comprised entirely of independent directors. In addition, other committees of the Board may be consulted in the succession planning process depending upon the specific role under consideration.

The Corporation’s process for succession planning for the roles held by Management, including the CEO, involves the identification and consideration of potential internal and external candidates based on various factors, including the following: executive experience; market and industry expertise; geographic location; familiarity with the Corporation’s business and customers; and past successes in achieving particular corporate goals. Interim internal successors for those roles are also identified for the purposes of the Corporation’s Emergency Succession Plan, and these may differ from those identified as potential longer-term succession candidates.

The Compensation Committee reviews the Corporation’s Emergency Succession Plan on at least an annual basis. The Compensation Committee also reviews the CEO’s recommendations for the ongoing longer-term succession plans for other members of Management.

In succession planning for the role of the CEO, the Compensation Committee, with the assistance of the Corporation’s senior human resources management, has developed a skills matrix that identifies the key skills and experience that would be important in any successor to the CEO role. The Compensation Committee utilizes that matrix in considering whether there are individuals within the existing senior management team who have the skills and experience to be a potential successor to the CEO role and what additional skills or experience might need to be further developed or expanded by any of those individuals.

Succession planning for the CEO role and other key senior management roles is regularly discussed between the Compensation Committee and the CEO at quarterly in-camera meetings without other members of Management present. The recommendations and views of the Compensation Committee and, in the case of the Chair of the Board, the Nominating Committee in respect of succession planning are presented to the Board on an annual basis for consideration at a session without Management present.

Shareholder Engagement

The Board has a formal shareholder engagement policy that encourages regular and constructive engagement directly with shareholders by both Management and the Board. Members of the Board actively contact a target list of the largest shareholders of the Corporation on at least a bi-annual basis to solicit feedback from those shareholders on the performance of the CEO; the performance of the Board; the performance of the Corporation generally; and overall governance and compensation matters.   These meetings are generally held with the Chair of the Board and the Chair of either the Compensation Committee or the Corporate Governance Committee. This policy of engagement has also included regular meetings with the Canadian Coalition for Good Governance to review governance and compensation matters relative to the Corporation.

In addition to engagement with shareholders by the Board, Management also regularly engages with shareholders of the Corporation and attempts to meet with, or offer meetings to, each of the Corporation’s largest shareholders on at least an annual basis.  On a quarterly basis, Management holds a conference call available to all shareholders to review the financial and operating results of the most recently completed quarter and several of our Management regularly attend and speak at various investor conferences and broker-sponsored meetings with groups of investors and potential investors.

On an annual basis, our shareholders are invited to consider and approve an advisory resolution on our approach to executive compensation.

To facilitate communication and engagement with our shareholders, the following means of communication are available:

By email to:  investor@descartes.com

By email directly to the Chair of the Board:  boardofdirectors@descartes.com

By phone: 519-746-6114 x.202358

By mail:  Investor Relations, Descartes, 120 Randall Drive, Waterloo, ON, Canada N2T 1S2

Environmental and Social Governance

The Corporation recognizes the role that it can play in helping advance environmental and social governance initiatives (“ESG Initiatives”) that are important to our stakeholders, including our shareholders, customers, suppliers and employees. To date, the Corporation has undertaken ESG Initiatives in the following areas:

(a)
Organizational Governance. Within the area of Organizational Governance, we have adopted a number of policies and procedures to reinforce the principle that the Corporation, and its employees and directors, should at all times act in an ethical, respectful and responsible manner.  These include our Code of Business Conduct, Business Partner Code of Conduct, Global Anti-Corruption Policy, Disclosure Policy, Whistle-blower Policy, Anti-Harassment Policy and a variety of other policies that set the tone for the type of workplace we intend to operate and the manner in which we expect all employees and directors to conduct themselves.

(b)
Environmental Responsibility. While as a technology company without significant manufacturing operations or equipment and machinery the Corporation itself may not directly have a large environmental footprint, we strive to operate in an environmentally responsible manner.  In this regard, we’ve taken action in our various offices to reduce paper usage by adopting paperless processes where possible, adopting electronic signing processes for documents to reduce paper copies and mail/courier usage and by default requiring two-sided printing of paper documents where a paper copy is required.  In addition, the Corporation has adopted several communication tools to enable remote collaboration between employees and with customers and to reduce travel where possible and the resulting environmental impact of that travel.  Further examples of our efforts in this area include the adoption of recycling programs in those jurisdictions where it is supported and use of water dispenser systems rather than bottled water whenever possible.  In addition to our own initiatives, many of our products and services are specifically designed to achieve results that drive environmental benefits for our customers.  For example, our route optimization solutions help to reduce the number of vehicles that our customers may require in their operations; our electronic document exchange and filing solutions help customers reduce the amount of paper and faxes that they would otherwise need to generate in connection with the movement of goods; and our trade data solutions help customers identify the most efficient lanes for international ocean freight to minimize ocean journeys.

(c)
Human Rights and Labour Practices.  The Corporation has adopted a number of policies that are focused on respecting the rights of all employees and providing a safe and healthy working environment.   These include compliance with requisite occupational health and safety requirements of the jurisdictions in which we operate.   Our Code of Business Conduct and our Anti-Harassment Policy are two key components of our approach in this area.  In addition, we expect each of our suppliers to respect basic human rights in their own operations and we enshrine that principle in our Business Partner Code of Conduct which

defines the standards by which we expect our suppliers to conduct their own businesses.    The Corporation has also adopted a policy on director and executive officer diversity to recognize the value of diversity within members of the Board and Management.

(d)
Fair Dealing.  The Corporation is committed to conducting its business in an ethical and honest manner.  This principle is a core component of the approach taken in the design of the Corporation’s Code of Business Conduct, our Business Partner Code of Conduct and our Global Anti-Corruption Policy.  Our Code of Business Conduct is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties.  This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co-workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself.  Our Business Partner Code of Conduct sets out our expectations of how our suppliers will conduct themselves in their business operations, including our expectations of their compliance with applicable laws, providing a safe work environment, following sound labour practices, compliance with the Foreign Corrupt Practices Act and responsible sourcing.

The Corporation expects to continue to focus its ESG Initiatives within the above areas while assessing additional areas of importance to its stakeholders for further ESG Initiatives.

STATEMENT OF COMPENSATION GOVERNANCE

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) is currently comprised of Deborah Close (Chair), David Beatson, Dennis Maple and Jane O’Hagan. Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), three of four of the current members has been involved in the committee for more than three years. The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

Deborah Close, B.A., ICD.D – Ms. Close joined the Compensation Committee during 2016 and was appointed Chair of the Committee in 2017. Ms. Close previously held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. In her role as President, Ms. Close was involved in the design and structure of the compensation program for all division employees, including performance-based goal-setting, performance management, talent management, succession planning, and cross-divisional performance and compensation calibration. In addition to that role at Tervita Corporation, during her time as Executive Vice President at DO2 Technologies (now Transzap, Inc.), Ms. Close directed the design and administration of compensation programs, and performance and talent management programs for all customer-facing functions, including sales, marketing, consulting and customer support. As a former Regional Vice President of Halliburton Corporation’s software division, Landmark Graphics, Ms. Close was involved in compensation program design and implementation, including leading a team to develop sales compensation programs for the corporation. Ms. Close also currently serves on the compensation committee of a privately-held company, Ember Resources Inc.

David Beatson, B.Sc., M.B.A. – Mr. Beatson has previously served as the Chair of the Corporation’s Compensation Committee. In Mr. Beatson’s chief executive officer roles at GlobalWare Solutions, Panalpina, Circle International and Emery Worldwide, Mr. Beatson was actively involved in designing, establishing, implementing and adjusting executive compensation arrangements. In his ongoing role on the board and compensation committee of publicly-traded PFSweb (NASDAQ:PFSW), Mr. Beatson has reviewed and approved board and executive compensation principles, policies, plans and arrangements. Mr. Beatson also currently serves on the compensation committee of Jones & Frank, a privately-held U.S. firm, where he assists with the formulation and approval of executive compensation arrangements. Mr. Beatson is not standing for re-election at the Meeting and will be retiring form the Board effective immediately prior to the Meeting.

Dennis Maple, B.Sc. – Mr. Maple is currently President and CEO of Goddard Systems, Inc., which oversees the operation of more than 500 premium early childhood education schools across the United States. Between January 2014 and August 2019, Mr. Maple was the President of First Student, Inc., which employed 57,000 employees in various capacities, and was actively involved in setting, implementing and overseeing executive management compensation programs with the company. Mr. Maple has been involved in the design, structure and evaluation of numerous performance-based compensation structures and for assessing performance of senior management against specific goals and criteria. In addition, over his thirty-plus years of senior management level experience, Mr. Maple himself has been subject to a variety of short-term and long-term compensation and incentive structures tied to specific goals and performance criteria.

Jane O’Hagan, B.A.(Hons.), ICD.D – Ms. O’Hagan previously served as the Executive Vice-President, Marketing and Sales and Chief Marketing officer of CP Rail. The Compensation Committee benefits from Ms. O’Hagan’s experience in being part of the management team at large companies, specifically in the review of executive compensation policies, programs and levels, and in setting appropriate performance measures and targets for incentive compensation plans. Ms. O’Hagan has experience working with external compensation consultants to assess compensation-related risk, human resources practices and benefits and in measuring the competitiveness of compensation policies and practices. She has directly participated in developing leadership succession, talent management and development plans and for implementing performance-based goals for executive and enterprise wide personnel. She also has extensive experience in corporate restructuring and organizational change initiatives.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of the date of this Circular, the Compensation Committee is generally responsible for, among other things, the following:

•
reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO and reviewing and making recommendations to the Board based on the recommendations of the CEO with respect to the appointment, compensation and other terms of employment of the CFO, the President and COO and all other officers appointed by the Board, which includes each of the Named Executive Officers (as defined herein);

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO, President and COO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

This Compensation Discussion and Analysis provides you with a detailed description of our executive compensation objectives, philosophy and programs, the compensation decisions we have made under those programs, and the rationale and details supporting specific compensation decisions relating to our fiscal 2020 period ending January 31, 2020, which was unaffected by the coronavirus (COVID-19) pandemic.  These decisions were made prior to the outbreak of the coronavirus (COVID-19) pandemic and its potential impact on our business.  The Compensation Committee will consider such impacts when reviewing our fiscal 2021 executive compensation program and any decisions made related to the fiscal 2021 executive compensation program will be described in our information circular for next year’s annual shareholder meeting.

Compensation Discussion and Analysis

Overview of Compensation Program

The CEO, CFO and the Corporation’s three other most highly compensated executives (collectively, the “Named Executive Officers” or “NEOs”), who are the subject of this Compensation Discussion and Analysis, are as set forth in the following table:

Name	Position
Edward J. Ryan	CEO
Allan Brett	CFO
J. Scott Pagan	President & COO
Andrew Roszko	Executive Vice President, Global Sales
Kenneth Wood	Executive Vice President, Product Management

The Compensation Committee’s oversight is designed to ensure that total compensation paid to the Named Executive Officers is fair and reasonable and consistent with our compensation philosophy.

Executive Compensation

Executive Officer Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — the performance required to successfully execute our business strategy and achieve the Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-based — compensation should be linked to the operating and financial performance of the Corporation to a significant degree; and

Market-relevant — compensation should be market competitive in terms of value and structure in order to retain key employees who are performing according to their objectives and to attract new talented employees.

What We Do	What We Don’t Do
Link executive pay to company performance through our annual and long-term incentive plans	No single-trigger change-in-control provisions
Balance among short- and long-term incentives, cash and equity and fixed and variable pay	No golden-parachute type arrangements
Compare executive compensation and company performance to relevant peer group companies	No hedging or pledging by executives or directors of equity holdings
Require executives to meet minimum stock ownership requirements	No re-pricings of underwater stock options
Maintain a compensation claw-back policy to recapture unearned incentive pay	No tax gross-ups
Provide only limited perquisites	No aspect of our pay policies or practices pose material adverse risk to the Company

Compensation Objectives

The objectives of our executive compensation program are as follows:

1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.	To evaluate executive performance based on key financial measurements which we believe closely measure the performance of our business; and
4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering competitive compensation; and an appropriate mix and level of short- and long-term financial incentives. We benchmark compensation to a comparator group of peer companies to assess the competitiveness of our compensation programs. The comparator group is reviewed annually by the Compensation Committee with assistance from its independent compensation consultant. For fiscal 2020, the comparator group was comprised of 15 US and Canadian publicly-traded companies in the technology industry, consisting of five Canadian peers and ten US peers. Of these 15 peers, 11 range from one-third to three times the Corporation’s size based on revenue and the other four fall slightly outside of that range with three falling below one-third of the Corporation’s size and one more than three times the Corporation’s size. The Corporation was positioned at approximately the median of the group of 15 in terms of revenue as of the beginning of fiscal 2020.

The Compensation Committee determined that it is appropriate to use a combination of both Canadian and US peers in its comparator group given a number of factors, including the dual-listing of the Corporation’s shares in Canada and the US; the distribution of the Corporation’s shares across shareholders in both Canada and the US; the nature of the Corporation’s operations with a significant portion of its revenues coming from and operations being located in the US; the location of the most directly comparable industry peers to the Corporation; and the composition of both its Board of Directors and Management, being a mix of Canadian and US residents. As the Corporation has grown, it has become more difficult to identify comparable Canadian technology company peers and its peer group has tended to include more US based companies. It is expected that this trend will continue.

The comparator group was reviewed at the start of fiscal 2020 and updated from the comparator group of fiscal 2019 to remove one former peer that was no longer publicly traded. It was the Compensation Committee’s view that the compensation practices of the selected peer organizations were comparable to those of the Corporation. The comparator group (the “Comparator Group”) used in developing the Corporation’s director and officer compensation program for fiscal 2020 was as follows:

Canadian Peers	US Peers
Absolute Software Corp.	Amber Road	American Software
Computer Modelling Group	Aspen Technology	Bottomline Technologies Inc.
Enghouse Systems Ltd.	Manhattan Associates	Microstrategy Incorporated
Kinaxis Inc	Progress Software Corp	QAD Inc.
Mediagriff Interactive Tech	SPS Commerce Inc.	Onespan, Inc. (formerly, Vasco Data Sec Intl. Inc.)

Compensation for each Named Executive Officer is designed to be competitive with the target total direct compensation for similar roles and/or seniority positioning in the Comparator Group and consistent with the internal pay practices for other executive officers of the Corporation who are not Named Executive Officers. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total direct compensation.

In determining the overall compensation program of our Chief Executive Officer for fiscal 2020, the Compensation Committee, with assistance from its compensation consultant, compared the material elements of our CEO compensation program to those of the Comparator Group. The review included base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. The purpose of this process was to:
•	Understand the competitiveness of current pay levels for the Chief Executive Officer position relative to the Comparator Group;
•	Identify and understand any significant differences that may exist between current compensation levels for the Corporation’s CEO and market compensation levels; and
•	Serve as a basis for determining salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

It has not been the practice of the Compensation Committee to conduct an annual benchmarking compensation study with its compensation consultant for each of the other Named Executive Officer positions, other than the CEO, but rather to do that study every few years and to take guidance from the results of the CEO compensation benchmarking study to assess overall trends in the Comparator Group.  Accordingly, for fiscal 2020, the Compensation Committee did not complete a compensation benchmarking study for each of the other Named Executive Officer positions and reviewed and assessed those compensation arrangements in light of previous compensation benchmarking data available to the Committee as well as the general directional outcome of the CEO compensation benchmarking study.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value.

For fiscal 2020, the three basic components of our executive officer compensation program were: (i) base salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. In establishing the appropriate pay mix among these components, we consider what compensation is “at-risk” based on performance. The greater the Named Executive Officer’s ability to drive the business results, the higher the “at risk” portion of his or her compensation. We consider all compensation other than base salary and benefits to be “at risk”.

In establishing the appropriate pay mix to align the interests of the Named Executive Officer with the interests of the Corporation’s shareholders and execution of our business strategy, we consider the following in respect of the three components of total compensation:

i.	Base Salary and Benefits

The base salary for our Named Executive Officers is reviewed annually. The base salary review for each Named Executive Officer considers factors such as current competitive market conditions and particular skills, scope of the role, experience in the role, leadership ability and management effectiveness, internal equity, responsibility and proven or expected performance of the particular individual.

We also provide various benefits to all of our employees, which include but are not limited to, medical and health insurance; dental insurance; life insurance; and tax-based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Under this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) under which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan under which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum annual contribution by the Corporation of $2,000 per Named Executive Officer. This is provided in lieu of a pension or retirement benefit.

ii.	Short-Term Incentives

For each Named Executive Officer, the at-target and maximum eligibility for short-term incentives is established for each fiscal year. The following table shows the percentage of salary payable for fiscal 2020 for on-target short-term incentives (“On-Target Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Short-Term Incentive Eligibility (% of Base Salary)	On-Target Short-Term Incentive Eligibility ($)	Maximum Short-Term Incentive Eligibility (% of Base Salary)	Maximum Short-Term Incentive Eligibility ($)
Edward J. Ryan	$440,000	100%	$440,000	150%	$660,000
Allan Brett	$300,000	67%	$200,000	100%	$300,000
J. Scott Pagan	$300,000	84%	$252,000	126%	$378,000
Andrew Roszko	$250,000	90%	$225,000	110%	$275,000
Kenneth Wood	$220,000	25%	$55,000	40%	$88,000

For the Named Executive Officers, where short-term incentives have been awarded, the amount has historically been paid, at the option of the Named Executive Officer, in cash and/or in cash settled restricted share units (“CRSUs”) vesting and paid over a period of no more than three years from the grant.

The amount of the short-term incentive actually payable to each Named Executive Officer is based on meeting pre-established, Board-approved, Corporation-wide quantitative and qualitative corporate objectives related to creating shareholder value and executing business strategy on budget. For fiscal 2020, the quantitative objectives measured and monitored by the Compensation Committee in assessing performance (the “Quantitative Measures”) were:

i.	Adjusted EBITDA;
ii.	Revenue; and
iii.	Cash generated from operations as a percentage of Adjusted EBITDA.

Adjusted EBITDA Criteria

Adjusted EBITDA, which is a non-GAAP measure, was the exclusive measure of corporate performance for purposes of determining eligibility for short-term incentive awards for fiscal 2020. To achieve 100% of On-Target Short-Term Incentive Eligibility, the Compensation Committee requires that the Corporation has achieved its annual target for Adjusted EBITDA, which for FY20 was as set out in the table below. The Compensation Committee will not award short-term incentives unless the annual target for Adjusted EBITDA has been achieved.

The Corporation typically targets ongoing growth in Adjusted EBITDA of 10-15% per year. For fiscal 2020, recognizing the significant acquisition (the Visual Compliance acquisition) that was completed early in the fiscal year, the Corporation’s fiscal 2020 budget and corresponding Adjusted EBITDA targets were adjusted to incorporate contribution from the acquisition and established an Adjusted EBITDA growth target at a range of 24 to 29% over the Adjusted EBITDA achievement from fiscal 2019.

FY20 Adjusted EBITDA* Target (in millions)	FY20 Adjusted EBITDA* Target (as a % increase from FY19 Actual)	FY20 Adjusted EBITDA Actual (in millions)	FY20 Adjusted EBITDA* Actual (as a % increase from FY19 Actual)
116.0	24%	122.6	31%
* A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2020, is included in Schedule “B” to this Circular.

In considering whether the Adjusted EBITDA target has been achieved, the Compensation Committee considers any impact on the target based on fluctuations in foreign currency exchange compared to the foreign currency exchange rates used at the time of setting the targets. If the Adjusted EBITDA target has been achieved, the Compensation Committee then considers whether there are reasons that an amount other than the On-Target Short-Term Incentive Eligibility should be awarded.

Recognizing that any short-term incentive amount awarded would reduce Adjusted EBITDA, if the Adjusted EBITDA target would not otherwise be achieved if the On-Target Short Term Incentive Eligibility were awarded, then the Compensation Committee would intend to reduce the short-term incentive compensation that may be awarded to the Named Executive Officers on a pro-rata basis to the extent such reduction would then result in the Corporation achieving its Adjusted EBITDA target.

Other Quantitative Measures

The Committee retains discretion to reduce the short-term incentive awards even when the annual target for Adjusted EBITDA is achieved if the Corporation has not achieved its objectives for the other Quantitative Measures (revenue and cash generated from operations as a percentage of Adjusted EBITDA) or has otherwise failed to perform against the Other Factors monitored by the Compensation Committee, as discussed below.

Revenue

The following table details the Corporation’s fiscal 2020 target and actual results for revenue in fiscal 2020.

FY20 Revenue Target (in millions)	FY20 Revenue Target (as a % increase from FY19 Actual)	FY20 Revenue Actual (in millions)	FY20 Revenue Actual (as a % increase from FY19 Actual)
$322.3	17%	$325.8	18%

Cash Flow from Operations as a Percentage of Adjusted EBITDA

For fiscal 2020, the target for cash flow from operations was set at a target range of 80-85% of Adjusted EBITDA.

Actual Cash Flow from Operations (in millions)	Target Cash Flow from Operations (% of Adjusted EBITDA)	Actual Cash Flow From Operations (% of Adjusted EBITDA)
$104.3	80-85%	85%

Other Factors

In determining whether an amount less than the On-Target Short-Term Incentive Eligibility should be awarded when the annual target for Adjusted EBITDA has otherwise been achieved, the Compensation Committee will give consideration to the following “Other Factors”: (i) the performance of the Corporation relative to the above mentioned Quantitative Measures other than Adjusted EBITDA; (ii) the progress of the Corporation’s corporate development activities; (iii) the performance of the Corporation against various return metrics on invested capital that are monitored on a quarterly basis; (iv) the Corporation’s performance in comparison to its annual budget; and (v) the performance of the Corporation’s Common Shares in the public market over the year. In addition, the Compensation Committee considers the individual performance of each Named Executive Officer which, in the case of the CEO, is evaluated by the Compensation Committee and, in the case of the other Named Executive Officers, is evaluated by the Compensation Committee based on the recommendation of the CEO, as further discussed below under “Evaluating Individual Executive Performance”.

In determining whether an amount more than the On-Target Short-Term Incentive Eligibility should be awarded, up to the Maximum Short-Term Incentive Eligibility, the Compensation Committee considers whether there has been significant over-performance by the Corporation against its Adjusted EBITDA target, provided that any additional amount awarded above the On-Target Short-Term Incentive must continue to result in the Corporation achieving, or exceeding, its Adjusted EBITDA target. Prior to making any award above the On-Target Short-Term Incentive Eligibility, the Compensation Committee will also consider the Other Factors discussed above.

iii.	Long-Term Incentives

The fiscal 2020 compensation program for our CEO, CFO and President & COO, included long-term incentive compensation in the form of equity based awards (i) 50% of which is in PSU grants which vest at the end of a three-year performance period; (ii) 35% of which is in RSU grants which vest over a period of three fiscal years; and (iii) 15% of which is in stock options that vest over a period of three fiscal years. The PSUs are subject to performance conditions and vest from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group over a three-year period in accordance with the following criteria:

RELATIVE PERFORMANCE	ADJUSTMENT FACTOR
Less than the 30th percentile	0
30th percentile	.50
50th percentile	1.00
75th percentile	1.50
90th percentile	2.00

For our other Named Executive Officers, the fiscal 2020 compensation program included long-term incentive compensation in the form of a combination of approximately thirty-five percent (35%) in CRSUs that vest over a three-year period and the remaining balance of approximately sixty-five percent (65%) in stock options that vest over a three-year period.

The following table shows the on-target long-term incentive compensation established for fiscal 2020 (“On-Target Long-Term Incentive Eligibility”):

Name	On-Target Total LTI	Value of PSUs at time of grant (and percentage of total LTI)	Value of RSUs at time of grant (and percentage of total LTI)	Value of stock options at the time of grant (and percentage of total LTI)	Value of CRSUs at the time of grant (and percentage of total LTI)
Edward J. Ryan	$2,035,000	$1,017,500 (50%)	$712,250 (35%)	$305,250 (15%)
Allan Brett	$900,000	$450,000 (50%)	$315,000 (35%)	$135,000 (15%)
J. Scott Pagan	$1,200,000	$600,000 (50%)	$420,000 (35%)	$180,000 (15%)
Andrew Roszko	$125,000			$85,000 (68%)	$40,000 (32%)
Kenneth Wood	$187,000			$121,550 (65%)	$65,450 (35%)

The Board and Compensation Committee review and approve all grants of PSUs, RSUs, CRSUs and stock options. In making these determinations, the Board and Compensation Committee consider the recommendations of the CEO (except for grants to the CEO). The Board and Compensation Committee also consider previous grants of CRSUs and Share Units that have been made to an individual in deciding whether to make new grants of CRSUs and Share Units.

When deciding whether to grant stock options, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	Which Named Executive Officers and others are eligible for a grant of options;
•	The number of options to be granted under the plan in general and to each recipient;
•	The exercise price for each stock option granted (which may not be less than fair market value at the date of the grant);
•	The date on which each option is granted (which may not be earlier than the date the grant is approved by the Board);
•	The vesting period;
•	The expiration date; and
•	Other material terms and conditions of each stock option grant.

As the long-term incentives granted to our Named Executive Officers are Common Share-based, and the price of our Common Shares has increased over each of the past five fiscal years, the compensation earned by each Named Executive Officer from such incentives has increased over this same period.

3.	Evaluating Individual Executive Performance

We believe that regular and comprehensive evaluation of our Named Executive Officers contributes to effective compensation programs and the achievement of the Corporation’s business goals. Our Board, Compensation Committee and CEO have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of base salary and short and long-term incentives to award to each Named Executive Officer.

CEO – The Board and Compensation Committee assess the performance of the CEO on an ongoing basis, with a formal review conducted annually. The formal review includes interviews with the CEO and comments solicited from members of the Board, Management and the Corporation’s major shareholders. The Compensation Committee, if appropriate, approves adjustments to the CEO’s compensation under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee. The Compensation Committee communicates its assessment and any compensation decisions directly to the CEO.

Named Executive Officers other than the CEO – The performance of each Named Executive Officer other than the CEO is evaluated by the CEO and assessed by the Compensation Committee on the basis of the CEO’s evaluation. Recommendations for adjustments to compensation for these Named Executive Officers are made by the CEO to our Compensation Committee for consideration. The Compensation Committee follows its review and assessment process described in this Circular and, if appropriate, approves compensation adjustments for the Named Executive Officers under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee.

In evaluating Named Executive Officer performance for a fiscal year, the Compensation Committee and Board consider several factors including the following:

a)	Contribution to the achievement of the Corporation’s longer-term financial and corporate development plan;
b)	Contribution to the achievement of annual corporate financial targets;
c)	Contribution to the achievement of the Corporation’s corporate development goals in acquiring businesses and integrating acquired businesses;
d)	Customer service, satisfaction and retention;
e)	Infrastructure development;
f)	Investor communication;
g)	Organizational development;
h)	Succession planning and initiatives;
i)	Strategic planning; and
j)	Other corporate and individual qualitative factors.

4.	Evaluating Overall Corporate Performance

a.	Longer-term Financial and Corporate Development Plan

The Corporation’s long-term financial plan is focused on consistent, sustainable growth in Adjusted EBITDA, accomplished through a combination of the performance of existing operations and acquiring and integrating new operations. The Corporation typically targets ongoing growth in Adjusted EBITDA of 10-15% per year. For fiscal 2020, recognizing the significant acquisition (the Visual Compliance acquisition) that was completed early in the fiscal year, the Corporation’s fiscal 2020 budget and corresponding Adjusted EBITDA targets were adjusted to incorporate contribution from the acquisition and established an Adjusted EBITDA growth target at a range of 24% to 29% over the Adjusted EBITDA achievement from fiscal 2019.

The Corporation’s Adjusted EBITDA in fiscal 2020 grew by 31% over fiscal 2019, which was above the high end of the Corporation’s ongoing financial plan.

The Corporation also acquired four businesses in fiscal 2020 (Visual Compliance, Core, Stepcom and BestTransport) consistent with its corporate development goals and successfully completed an equity offering raising net proceeds of $236.6 million.

b.	Annual Corporate Financial Targets

As noted in the Short-Term Incentive discussion above, the Corporation exceeded its established targets for both revenue and Adjusted EBITDA in fiscal 2020.

Revenue Minimum Target (millions)	Revenue High-End Target (millions)	Revenue Actual (millions)	Adjusted EBITDA Minimum Target (millions)	Adjusted EBITDA High-End Target (millions)	Adjusted EBITDA Actual (millions)
$322.3	$330.6	$325.8	$116.0	$121.0	$122.6

Overall, the Corporation’s revenues and Adjusted EBITDA grew 18% and 31%, respectively, from fiscal 2020.

In addition, the Compensation Committee noted the Corporation’s strong cash generated from operations in fiscal 2020 in evaluating the Corporation’s and executive officer’s performance. The Corporation has targeted cash from operations of between 80% and 85% of Adjusted EBITDA in a fiscal period. In fiscal 2020, the Corporation generated $104.3 million in cash from operations, representing 85% of Adjusted EBITDA for the year.

On an ongoing basis, the Compensation Committee and Board also monitored the Corporation’s return on invested capital, both on individual acquisitions and in the aggregate, using various return metrics. The Compensation Committee noted that the metrics were in-line with the aggregate returns anticipated to be generated by the Corporation’s acquisition portfolio.

c.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating awards of short-term compensation. Over fiscal 2020, the price of the Corporation’s Common Shares increased as follows:

Market	January 31, 2019 (closing price)	January 31, 2020 (closing price)	% Increase
TSX	Cdn. $40.84	Cdn. $59.33	45.3%
NASDAQ	$31.06	$44.81	44.3%

The Compensation Committee also considered the Named Executive Officers’ respective contribution to sustained historical superior performance by the Corporation.

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry subgroup of the S&P/TSX Composite Index for the Corporation’s last five years commencing February 1, 2015.

As reflected in the graph below, over that five-year period, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index, the NASDAQ Composite Index and the S&P/TSX Composite Index “Software & Services” industry subgroup index.   During this five-year period, the price of the Corporation’s Common Shares on the TSX has shown an increase of 206%.   During that same period, the aggregate total compensation awarded to the Chief Executive Officer (as calculated as set out in the Summary Compensation Table below) has shown an increase of 174%.  As the Corporation’s revenues and share price have increased over the past five years, with a corresponding increase in the Corporation’s market capitalization, the composition of the Corporation’s compensation peer group has similarly changed over that period to include larger companies in terms of revenue and market capitalization.  This, in turn, has led to an increase in the median compensation levels observed within the compensation peer group over that period and a resulting increase in the overall total compensation awarded to the Chief Executive Officer to maintain competitiveness with the trends in median compensation levels within the selected peer group.

The Descartes Systems Group Inc.
Comparison vs. NASDAQ and S&P/TSX Composite Index, S&P/TSX Software & Services Industry Subgroup
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150
100
50
0
Jan 31/15
Jan 31/16
Jan 31/17
Jan 31/18
Jan 31/19
Jan 31/20
DSG
S&P/TSX Composite Index
NASDAQ Composite Index
S&P/TSX Software & Services Industry Subgroup

	Jan 31, 2015	Jan 31, 2016	Jan 31, 2017	Jan 31, 2018	Jan 31, 2019	Jan 31, 2020
Actual Data
Descartes (DSG) (Cdn.$)	19.41	24.94	28.41	34.80	40.84	59.33
S&P/TSX Composite Index	14673.48	12822.13	15385.96	15951.67	15540.60	17318.49
NASDAQ Composite Index	4635.24	4613.95	5614.79	7411.48	7281.74	9150.94
Software & Services Industry Subgroup	3424.87	3903.65	4294.00	5199.02	6119.32	10075.20
Nominal Data
Descartes (DSG) (Cdn.$)	100	128	146	179	210	306
S&P/TSX Composite Index	100	87	105	109	106	118
NASDAQ Composite Index	100	100	121	160	157	197
Software & Services Industry Subgroup	100	114	125	152	179	294

d.	Shareholder Engagement

The Board has a formal shareholder engagement policy that encourages regular and constructive engagement directly with shareholders by both Management and the Board.  Members of the Board actively contact a target list of the largest shareholders of the Corporation on at least a bi-annual basis to solicit feedback from those shareholders on the performance of the CEO; the performance of the Board; the performance of the Corporation generally; and overall governance and compensation matters.  These meetings are generally held with the Chair of the Board and the Chair of either the Compensation Committee or the Corporate Governance Committee. This policy of engagement has also included regular meetings with the Canadian

Coalition for Good Governance to review governance and compensation matters relative to the Corporation and responding to other governance related inquiries from other investment industry focused governance bodies from time to time. In addition to engagement with shareholders by the Board, Management also regularly engages with shareholders of the Corporation and attempts to meet with, or offer meetings to, each of the Corporation’s largest shareholders on at least an annual basis. The Corporation has adopted an annual “say on pay” resolution at its annual shareholder meeting to give shareholders the opportunity to vote on the executive compensation arrangements of the Corporation. At the most recent shareholder meeting of May 30th, 2019, the “say on pay” resolution received a vote of 94% in favour.

Compensation Oversight Process

The Compensation Committee has responsibility for overseeing executive compensation and director compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met five times during fiscal 2020 and, as of the date of this Circular, had met three times during fiscal 2021. Management assists the Chair of the Compensation Committee in the coordination and preparation of the meeting agenda and materials for meetings as requested by the Chair. Following the approval of the Chair of the Compensation Committee, meeting materials are delivered for review to the other Compensation Committee members and invitees, if any, typically in advance of each meeting.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate benchmarks for the Chief Executive Officer and each of the other executive officers of the Corporation (which includes the Named Executive Officers).

During the past two fiscal years, the Compensation Committee has engaged the services of Mercer (Canada) Limited (“Mercer”) to act as compensation consultant to the committee. Mercer has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee. During fiscal 2020, the Compensation Committee approved the subscription by the Corporation’s human resources department to a global compensation and benefits database service operated by Mercer. This database subscription service is unrelated to the compensation consulting services provided by Mercer to the Compensation Committee.

During fiscal 2020 and fiscal 2019 Mercer provided services to the Compensation Committee in the following: (i) assisting the Compensation Committee in considering the comparator group used to assess the Corporation’s director and executive officer compensation arrangements; (ii) conducting a compensation-related risk review; (iii) conducting a competitive benchmarking analysis of the Corporation’s director and CEO compensation arrangements in respect of fiscal 2020; and (iv) recommending the overall short-term and long-term incentive mix for CEO compensation for fiscal 2020.

Mercer’s fees incurred in fiscal 2020 and fiscal 2019 regarding services provided were as follows(1):

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2020	$75,218	$0
January 31, 2019	$72,942	$0

(1) Amounts included in this table have been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.3233 Canadian dollars at January 31, 2020 and 1 US dollar = 1.3144 Canadian dollars at January 31, 2019.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board (i) with respect to the CEO’s compensation following an annual review of the performance of the CEO, an annual review of compensation benchmarking data provided by its compensation consultant and following discussion with the CEO; and (ii) with respect to all other executive officers of the Corporation, including the Named Executive Officers, the Compensation Committee makes recommendations to the Board following an annual review of the overall performance of the Corporation, consideration of any compensation benchmarking data that may have been requested by the Committee from its compensation consultant and based on the Compensation Committee’s consideration of the recommendations of the CEO. At a meeting of the Compensation Committee at which Management, including the CEO, is not present, the Compensation Committee determines the compensation of the CEO and of the executive officers of the Corporation, including the Named Executive Officers, that will be recommended by the Committee to the Board. The Compensation Committee then makes its recommendations to the Board, which approves the compensation of the CEO and of the executive officers of the Corporation, including the Named Executive Officers.

Compensation-related Risk Mitigation

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage members of Management to take inappropriate or excessive risks.

In respect of fiscal 2020, the Compensation Committee retained Mercer to assist it in reviewing the risks associated with the Corporation’s executive compensation policies and practices. The Compensation Committee reviewed Mercer’s risk report and presented it to the Board in April 2020. The Compensation Committee and Board concluded that there were no identified risks arising from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Management does not have incentives to take inappropriate or excessive risks including the following:

•	An appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
•	An appropriate equity ownership policy for Management;

•
Quantitative and qualitative Corporation-wide metrics used to form a balanced scorecard to determine the amount of awards to Named Executive Officers under the Corporation’s short-term incentive plans;

•
Board and Compensation Committee discretion to adjust the amount, if any, of awards under the Corporation’s short-term incentive programs, to take into account the quality of the results and the level of risk required to achieve results, with awards historically being made only out of the Corporation’s operating profits;

•	A clawback policy under which incentive compensation may be clawed back if there is misconduct of an executive resulting in a restatement of financial results;
•	A mix of equity compensation vehicles in the long-term incentive program, which measure both relative and absolute performance;
•	Periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to Management and long-term share-based exposure to the risks Management undertakes;
•	Annual incentive awards that have historically been a reasonable percentage of revenues and Adjusted EBITDA to ensure an appropriate sharing of value created between management and shareholders;
•	Annual incentive awards that are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the independent auditor;
•	An insider trading policy that prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;
•	An organizational culture of prudent risk-taking, which is maintained by a practice of promoting from within the organization;
•	A strong shareholder outreach program designed, in part, to ensure that the Corporation’s compensation programs are aligned with shareholder interests and expectations;
•	A comprehensive Code of Conduct and Whistleblower Policy that encourages reporting of imprudent corporate behavior;
•
A Compensation Committee comprised entirely of independent directors that retains an independent compensation consultant to assist in its review of compensation, compensation governance and incentive programs;

•
The Compensation Committee is expressly required by its charter to provide risk oversight of Descartes’ compensation policies and practices and to identify and mitigate compensation policies and practices that could encourage excessive or inappropriate risk taking;

•	A Chair of the Board, Eric A. Demirian, who attends all meetings of the Compensation Committee as an ‘ex-officio’ member of the Committee;
•
A Compensation Committee Chair, Deborah Close, as well as an ex-officio member of the Committee, Eric A. Demirian, who are also members of the Audit Committee, which allows each of them to inform the Compensation Committee with respect to the Corporation’s enterprise risks and financial results when making decisions in respect of compensation; and

•
Compensation Committee members, Jane O’Hagan and Dennis Maple, are also members of one or both of the Corporate Governance Committee and Nominating Committee, which ensures that compensation governance and compensation related risk are considered from a broader corporate governance perspective.

Incentive Compensation Clawback Policy

In April 2015, the Board adopted an Incentive Compensation Clawback Policy (the “Clawback Policy”). The Clawback Policy authorizes the independent directors of the Corporation (the “Independent Committee”) to recover short and long-term incentive compensation of an executive officer, including any gains realized upon exercise or settlement of any share-based awards, in the following circumstances:

1.	the Corporation is required to prepare an accounting restatement due to non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);
2.	the executive officer engaged in gross negligence, intentional misconduct or fraud that either caused or significantly contributed to the non-compliance resulting in the Restatement; and
3.	the executive officer was over-compensated as a result of the Restatement.

If the Independent Committee concludes that such circumstances exist, it may in its sole discretion, to the extent that it considers such action to be in the best interests of the Corporation, direct the Corporation to take any combination of the following actions as it considers necessary or advisable for the Corporation to recover the amount of the excess incentive compensation and all costs incurred in recovering the incentive compensation: (a) require the executive officer to reimburse the Corporation; (b) withhold any amounts owing or that may become owing, or cancel any share-based awards outstanding (whether vested or unvested) or due to be granted or awarded, to the executive officer; and (c) such other action as the Independent Committee considers appropriate.

Management Equity Ownership Policy

The Corporation has an equity ownership policy applicable to Management (the “Management Equity Ownership Policy”).  In fiscal 2019, the Compensation Committee reviewed the Management Equity Ownership Policy and recommended certain changes that were approved by the Board and adopted by the Corporation. These changes included increases to the minimum holding requirements of the CEO, President & COO and CFO as multiple of annual base salary as well as a change to the valuation methodology applied to equity-based holdings.

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the individual’s appointment to the office. Under the policy, within five years of becoming subject to the policy, the Named Executive Officers are required to attain and maintain the following equity ownership levels:

Position	Equity Ownership Level as a Multiple of Annual Base Salary
CEO	6X
President & COO	4X
Chief Financial Officer	4X
Other NEOs	1X

For purposes of the Management Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Management Equity Ownership Policy:
•	Common Shares are included and valued at the greater of cost and Market Value;
•	CRSUs and RSUs are included and valued at the greater of Market Value at the date of grant or Market Value at the date of measurement;
•
Vested PSUs are included and valued at the greater of Market Value at the date of grant or Market Value at the date of measurement. Any PSUs that are subject to a vesting condition or future performance condition are not included in this calculation until fully vested or earned; and

•	Options are given no value under the terms of the policy.

During a period when a Named Executive Officer has not met the applicable equity ownership levels, the Named Executive Officer must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of an RSU or PSU and elect to convert to RSUs 25% of the proceeds received by the Named Executive Officer pursuant to the Corporation’s incentive compensation plans. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to receive at least 50% of the base annual retainer received by the director for serving on the Board in the form of DSUs.

The following table identifies the equity ownership levels of each of the Named Executive Officers as at April 28, 2020 with reference to the minimum equity ownership levels required by the Management Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 28, 2020, being Cdn. $55.27, converted to US dollars at the rate of 1 US dollar = 1.4053 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 27, 2020. The table identifies the Market Value of Common Share-based holdings included for the purposes of calculation pursuant to the Management Equity Ownership Policy (which does not include any value for stock options, whether vested or unvested). Minimum equity ownership levels are determined by multiplying the level set out in the Management Equity Ownership Policy for the applicable position by the individual’s current annual base salary converted to US dollars at the rate of 1 US dollar = 1.4053 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 27, 2020:

Name	Multiple of Base Salary	Minimum Equity Ownership Level Required ($)	Market Value of Common Shares Held ($)	Market Value of Share Units Held (RSUs and vested PSUs) ($)	Market Value of cash-settled Share Units Held (cRSUs) ($)	Market Value of Holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level Achieved?
Edward J. Ryan	6X	2,640,000	1,476,790	19,596,810	-	21,063,600	Yes
Allan Brett	4X	1,200,000	-	4,562,519	-	4,562,519	Yes
J. Scott Pagan	4X	1,200,000	6,474,295	14,324,971	-	20,799,266	Yes
Andrew Roszko	1X	250,000	-	-	75,316	75,316	On Track(1)
Kenneth Wood	1X	220,000	219,617	-	161,881	381,498	Yes
 (1) Mr. Roszko has five years from the date of his appointment to an executive officer position in February 2019 to achieve the required minimum ownership levels.

Hedging and Pledging Restrictions

The Corporation’s compensation program is designed to align a significant portion of Named Executive Officer compensation to longer-term shareholder interests. As a result, Named Executive Officers are not permitted to purchase financial instruments, including, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities or Common Share-based compensation held, directly or indirectly, by the Named Executive Officer. In addition, any Director or Named Executive Officer that seeks to specifically pledge securities held, directly or indirectly, by the Director or Named Executive Officer must first consult with the Corporation’s insider trading policy administrator to determine whether the proposed pledge would reasonably be expected to cause the Director or Named Executive Officer to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Compensation Structures of the Named Executive Officers

CEO - Edward J. Ryan

Mr. Ryan was appointed Chief Executive Officer on November 26, 2013 and had served in senior executive roles in the Corporation for more than 10 years prior to this appointment.

On an annual basis, the Compensation Committee reviews Mr. Ryan’s compensation as the Chief Executive Officer of the Corporation. As part of this review the Compensation Committee considers the total target direct compensation of the chief executive officer role in the Comparator Group and the mix of the overall compensation components, including the allocation among base salary, short-term incentives and long-term incentives, as well as the split between guaranteed components and “at-risk” components. The Compensation Committee also considers the level of equity ownership that it wants Mr. Ryan to accumulate over the long-term incentive period.

For fiscal 2020, the Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be positioned at the median of the Comparator Group, including the following factors:
•	Mr. Ryan had been internally promoted to the role of Chief Executive Officer based on his historical performance;
•	Mr. Ryan had significant tenure with the Corporation in a senior executive role;
•
During Mr. Ryan’s tenure in a senior executive role, and since his appointment to the role of Chief Executive Officer, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;

•
During the past years of Mr. Ryan’s tenure, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and has tracked slightly above the S&P/TSX Composite Index “Software &Services” industry subgroup index;

•
Mr. Ryan has developed a strong relationship with many of the significant shareholders of the Corporation and the Board of Directors receives positive feedback regarding Mr. Ryan and his performance through its shareholder engagement process; and

•	Mr. Ryan had played an integral role in the steady increase in the Corporation’s revenues and the completion of various acquisitions and financing transactions.

The following chart illustrates the pay mix for, and components of, Mr. Ryan’s compensation for fiscal 2020, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Ryan for fiscal 2020, the Compensation Committee continued to weight total compensation more heavily towards “at-risk” and long-term incentives, consistent with the Corporation’s past practice, market practice and the Comparator Group. Following a review of the compensation benchmarking study for the CEO position conducted by the Compensation Committee’s compensation consultant and in consideration of the performance achieved by the Corporation over the past year, the Compensation Committee determined that an increase in Mr. Ryan’s aggregate compensation was appropriate and determined that such increase should be by way of additional “at-risk” long-term incentive compensation. Accordingly, Mr. Ryan’s base salary was set at $440,000 (the same as fiscal 2019), his eligibility for on-target short-term incentives was set at 100% of base salary, with a maximum of 150% of base salary (also the same as fiscal 2019), and his total on-target long-term incentive eligibility was set at $2,035,000 for fiscal 2020 (and increase from $1,635,000 in fiscal 2019). The long-term incentive component continued to be awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options. For further details, see the discussion under the heading “Long Term Incentives” above.

Upon the completion of fiscal 2020, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Ryan in respect of fiscal 2020. Considering the Corporation’s on- to above-target performance in fiscal 2020 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Ryan’s contribution to such performance, Mr. Ryan was awarded a short-term incentive in respect of fiscal 2020 in the amount of $440,000, being 100% of his on-target short-term incentive for fiscal 2020, to be paid in cash.

Chief Financial Officer – Allan Brett

Mr. Brett joined the Corporation as Chief Financial Officer on May 29, 2014.  Mr. Brett had previously served as Chief Financial Officer of Aastra Technologies Limited from 1996 through to its sale to Mitel Networks Corporation in 2014.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Brett’s compensation package for fiscal 2020. In considering these recommendations, the Compensation Committee considered compensation benchmarking data prepared by the Corporation’s compensation consultant in past fiscal periods assessing the compensation arrangements of the chief financial officer position within the Comparator Group.

The Compensation Committee considered various factors in determining that Mr. Brett’s total target direct compensation should be positioned at a level that approaches the median for the chief financial officer position in the Comparator Group, including the following factors:

•	Mr. Brett has significant experience in the role of a Chief Financial Officer to a publicly traded company with international operations;
•
Mr. Brett has demonstrated his abilities and knowledge in several areas that have added value to the Corporation since his appointment, including in the areas of capital market transactions, merger and acquisition integration, taxation, business planning and overall financial management and financial reporting; and

•
Mr. Brett has played a key role in capital market transactions, including putting in place a restated credit facility that assists the Corporation in executing against its business plan and executing on a public offering of Commons Shares of the Corporation.

The following chart illustrates the pay mix for, and components of, Mr. Brett’s compensation for fiscal 2020, assuming on-target performance:

The compensation arrangements for Mr. Brett for fiscal 2020 included base salary in the amount of $300,000, unchanged from fiscal 2019. In addition, it was determined that Mr. Brett’s on-target eligibility for short-term incentives be established at $200,000, being 67% of base salary, with a maximum eligibility of 100% of base salary (the same as fiscal 2019), and that his eligibility for long-term incentives be set at $900,000 for fiscal 2020 (an increase from $600,000 in fiscal 2019). Consistent with the arrangements with the CEO and the President and COO, and consistent with past practice, it was determined that the long-term incentives for Mr. Brett continue to be granted 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2020, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Brett in respect of fiscal 2019. Considering the Corporation’s on- to above-target performance in fiscal 2020 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Brett’s contribution to such performance, Mr. Brett was awarded a short-term incentive in respect of fiscal 2020 in the amount of $200,000 being 100% of his on-target short-term incentive for fiscal 2020, to be paid in cash.

President & COO – J. Scott Pagan

Mr. Pagan was appointed President and COO on November 26, 2013 and had served in a senior executive role in the Corporation for more than 10 years prior to this appointment.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Pagan’s compensation package for fiscal 2019. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by the Corporation’s compensation consultant assessing the compensation arrangements of the second-highest paid officer position within the Comparator Group. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be positioned within a competitive range of the median of the Comparator Group for the second-highest paid officer, including the following factors:

•	The scope of Mr. Pagan’s role is broader than comparable roles at peer companies;
•	Mr. Pagan had served in a senior executive role for more than 10 years;

•	During such time, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;
•
During the past five years of Mr. Pagan’s tenure, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and had tracked slightly above the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	Mr. Pagan had played an integral role in the steady improvement in the Corporation’s operating performance and the completion of various acquisitions and financing transactions.

The following chart illustrates the pay mix for, and components of, Mr. Pagan’s compensation for fiscal 2020, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Pagan for fiscal 2020, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Accordingly, Mr. Pagan’s base salary was set at $300,000, unchanged from fiscal 2019, eligibility for on-target short-term incentives was set at $252,000, also unchanged from fiscal 2019 and being approximately 84% of base salary, with a maximum short-term incentive of 126% of base salary, and his on-target long-term incentive eligibility was set at $1,200,000 for fiscal 2020 (an increase from $900,000 in fiscal 2019). Consistent with the arrangements with the CEO, and consistent with past practice, the long-term incentive component was awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2020, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Pagan in respect of fiscal 2020. Considering the Corporation’s on- to above-target performance in fiscal 2020 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Pagan’s contribution to such performance, Mr. Pagan was awarded a short-term incentive in respect of fiscal 2020 in the amount of $252,000, being 100% of his on-target short-term incentive for fiscal 2020, to be paid in cash.

Executive Vice President, Global Sales – Andrew Roszko

Mr. Roszko was promoted to the role of Executive Vice President, Global Sales effective as of February 1st, 2019.  The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to establishing Mr. Roszko’s compensation package for fiscal 2020 as part of that promotion. In considering these recommendations, the Compensation Committee considered a benchmarking report prepared by its compensation consultant in fiscal 2020 assessing the compensation arrangements of similar senior global sales management roles within the Comparator Group and other direct comparables. For fiscal 2020, Mr. Roszko’s base salary was set at $250,000, his eligibility for on-target short-term incentives was set at $225,000, being 90% of base salary, with a maximum short-term incentive of 110% of base salary.  Based on the role Mr. Roszko plays in managing the Corporation’s global sales organization and his responsibility for achieving overall sales revenue targets, a larger percentage of Mr. Roszko’s total on-target compensation package is tied to a short-term incentive component when compared to other NEOs, however the same criteria for assessing short-term incentive eligibility as discussed above under the heading “Short Term Incentives” are used in determining Mr. Roszko’s annual eligibility for this short-term incentive component.

In establishing the appropriate level of long-term incentives for Mr. Roszko, the Compensation Committee determined that Mr. Roszko’s on-target eligibility for long-term incentives be set at $125,000 for fiscal 2020, which was satisfied 32% by way of an award of CRSUs vesting over three years and 68% by an award of stock options vesting over three years.

In addition to the long-term incentive awards described above, in connection with Mr. Roszko’s promotion to the role of Executive Vice President, Global Sales, Mr. Roszko also received a one-time award of 100,000 stock options vesting over five years, which award was made in April 2019 and is reflected in the Summary Compensation Table below.

Upon the completion of fiscal 2020, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Roszko in respect of fiscal 2020. Considering the Corporation’s on- to above-target performance in fiscal 2020 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Roszko’s contribution to such performance, Mr. Roszko was awarded a short-term incentive in respect of fiscal 2020 in the amount of $250,000, being 100% of his on-target short-term incentive for fiscal 2020, to be paid in cash.

Executive Vice President, Product Management – Ken Wood

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to Mr. Wood’s compensation package for fiscal 2020. In considering these recommendations, the Compensation Committee considered a benchmarking report prepared by its compensation consultant in fiscal 2018 assessing the compensation arrangements of the five highest paid officers within the Comparator Group and any direct comparable for the role of the most senior product management/product development officer. For fiscal 2020, Mr. Wood’s base salary was set at $220,000 (an increase from $210,000 in fiscal 2019), his eligibility for on-target short-term incentives was set at $55,000 (an increase from $52,500 in fiscal 2019), being 25% of base salary and his maximum eligibility for short-term incentives was set at $88,000, being 40% of base salary.

In establishing the appropriate level of long-term incentives for Mr. Wood, the Compensation Committee determined that Mr. Wood’s on-target eligibility for long-term incentives be set at $187,000 for fiscal 2020 (increased from $157,500 in fiscal 2019), which was satisfied 35% by way of an award of CRSUs vesting over three years and 65% by an award of stock options vesting over three years.

Upon the completion of fiscal 2020, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Wood in respect of fiscal 2020. Considering the Corporation’s on- to above-target performance in fiscal 2020 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Wood’s contribution to such performance, Mr. Wood was awarded a short-term incentive in respect of fiscal 2020 in the amount of $55,000, being 100% of his on-target short-term incentive for fiscal 2020, to be paid in cash.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers for the fiscal years as specified:

Name and Principal Position	Fiscal Year Ended Jan. 31	Salary[1]	Share-based Awards[2]	Option-based Awards[3]	Annual Non-Equity Incentive Plan compensation[4]	All Other Compensation[5]	Total Compensation
		($)	($)	($)	($)	($)	($)
Edward J. Ryan	2020 2019	440,000 434,583	2,125,494 1,540,176	307,486 235,029	440,000 440,000	2,000 2,000	3,314,980 2,651,788
Chief Executive Officer	2018	425,000	1,284,599	194,741	425,000	2,000	2,331,340

Allan Brett	2020 2019	300,000 300,000	939,999 565,210	135,987 86,245	200,000 200,000	8,993 8,779	1,584,979 1,160,234
Chief Financial Officer	2018	300,000	454,961	68,969	200,000	9,065	1,032,995

J. Scott Pagan	2020 2019	300,000 300,000	1,253,399 847,787	181,319 129,374	252,000 252,000	8,993 8,779	1,995,711 1,537,940
President & COO	2018	300,000	749,337	113,599	252,000	9,533	1,424,469

Andrew Roszko[6] Executive Vice President, Global Sales	2020 2019 2018	250,000 155,965 160,661	40,310 – –	984,886[7] 57,058 61,011	225,000 264,398 312,803	– – –	1,500,196[7] 477,421 534,475
Kenneth Wood Executive Vice President, Product Management	2020 2019 2018	215,000 207,500 202,500	65,450 55,125 49,200	122,435 98,108 79,845	55,000 52,500 51,250	2,000 1,038 1,013	459,885 414,271 383,808
(1) Amounts in this column reflect actual amounts paid during the specified period and may not reflect the base salary set for the specified period under the Corporation’s compensation plans depending upon the timing of any adjustments to base salary during the fiscal year.
(2) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year which are recorded by the Company for expense purposes in its functional currency of Canadian dollars and converted to US dollars at the exchange rate in effect at the end of the specified period and which may vary from the exchange rate applied at the time of calculating the US dollar equivalent fair value as of the grant date. Stated amounts do not include any amounts of annual short-term incentive plan compensation that the Named Executive Officer elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the grant. This approach is used as it is the model used to value CRSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on the trading day preceding the date of the grant. This approach is used as it is the model used to value RSUs for the purposes of the Corporation’s consolidated financial statements. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may receive upon any eventual vesting and redemption of PSUs, RSUs or CRSUs. Please see the section entitled “Security-Based Compensation Plans”.
(3) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year which are recorded by the Company for expense purposes in its functional currency of Canadian dollars and converted to US dollars at the exchange rate in effect at the end of the specified period and which may vary from the exchange rate applied at the time of calculating the US dollar equivalent fair value as of the grant date. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. Please see the section entitled “Security-Based Compensation Plans – Common Shares Authorized for Issuance Under Equity Compensation Plans”.
(4) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. A Named Executive Officer may elect to take such entitlements in the form of CRSUs. Where the Named Executive Officer elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant.
(5) “All Other Compensation” includes contributions made by the Corporation to, in the case of Messrs. Brett, Pagan and Roszko, the Named Executive Officer’s DPSP Plan or, in the case of Messrs. Ryan and Wood, the Named Executive Officer’s 401(k) plan. “All Other Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. “All Other Compensation” also does not include the value of perquisites and other personal benefits for each Named Executive Officer, other than the retirement savings contributions referenced above, where the aggregate value of those is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000. Mr. Ryan, as a salaried officer of the Corporation, does not receive compensation for serving as a Director of the Corporation.
(6) The compensation for Mr. Roszko was set in US dollars for 2020 and Canadian dollars for 2019 and 2018. The Canadian dollar amount has been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.3233 at January 31, 2020, 1 US dollar = 1.3144 at January 31, 2019 and 1 US dollar = 1.2293 Canadian dollars at January 31, 2018.
(7) The Option Based Awards granted to Mr. Roszko in fiscal 2020 included a one-time award of 100,000 options vesting over a period of five (5) years and having a Black-Scholes value of $899,267 as of the date of grant in connection with Mr. Roszko’s promotion to the role of Executive Vice-President, Global Sales. Mr. Roszko’s annual compensation package for fiscal 2020 included a further grant of options having a Black-Scholes value of $85,000 as of the date of grant as a portion of his annual long-term incentive.

Outstanding NEO Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2020.

	Option-based Awards[1]					Share-based Awards[1]
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price[2]	Option Expiration Date	Value of unexercised in-the-money options[3]	Number of shares or units of shares that have not vested[4,5]	Market or payout value of share-based awards that have not vested[5,6]	Market or payout value of vested share-based awards not paid out or distributed[7]
		(#)	($)		($)	(#)	($)	($)
Edward J. Ryan	April 15, 2016	34,581	18.73	April 15, 2023	902,613
	April 13, 2017	35,309	22.60	April 13, 2024	785,267
	April 13, 2018	34,135	27.54	April 13, 2025	590,456
	April 13, 2019	34,193	38.09	April 13, 2026	230,744
						73,742	3,304,379	19,619,566

Allan Brett	July 3, 2014	100,000	11.61	July 31, 2021	3,322,754
	April 15, 2016	12,205	18.73	April 15, 2023	318,568
	April 13, 2017	12,505	22.60	April 13, 2024	278,109
	April 13, 2018	12,526	27.54	April 13, 2025	216,671
	April 13, 2019	15,122	38.09	April 13, 2026	102,048
						29,981	1,343,449	4,110,869

J. Scott Pagan	April 15, 2016	21,090	18.73	April 15, 2023	550,479
	April 13, 2017	20,597	22.6	April 13, 2024	458,074
	April 13, 2018	18,790	27.54	April 13, 2025	325,023
	April 13, 2019	20,163	38.09	April 13, 2026	136,066
						42,113	1,887,084	14,748,584

Andrew Roszko	April 15, 2016	12,909	18.73	April 15, 2023	336,943
	April 13, 2017	11,062	22.6	April 13, 2024	246,017
	April 13, 2018	8,287	27.54	April 13, 2025	143,346
	April 13, 2019	9,521	38.09	April 13, 2026	64,250
	April 13, 2019	100,000	38.09	April 13, 2026	674,828
						866	38,805	38,805

Kenneth Wood	April 13, 2017	4,825	22.6	April 13, 2024	107,307
	April 13, 2018	9,499	27.54	April 13, 2025	164,311
	April 13, 2019	13,615	38.09	April 13, 2026	91,878
						2,738	122,690	122,690
(1) See the discussion of Executive Compensation for each of the NEOs commencing on page 51 above for details of the specific option- and share-based awards received in respect of fiscal 2020.
(2) Options granted July 3, 2014, April 15, 2016, April 13, 2017, April 13, 2018 and April 13, 2019 were granted with Canadian dollar exercise prices of Cdn.$15.36, Cdn.$24.79, Cdn.$29.90, Cdn.$36.44 and Cdn.$50.40, respectively. The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 1.3233 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2020, the last business day of fiscal 2020. The July 3, 2014 options granted to Mr. Brett vest at a rate of 20% on the one-year anniversary of the grant and the balance vest quarterly over the following four years after that first anniversary. The April 15, 2016 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2017. The April 13, 2017 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2018. The April 13, 2018 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2019. The April 13, 2019 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2020 except for the 100,000 options granted to Mr. Roszko which vest annually over a period of five years from January 31, 2020.
(3) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2020 (Cdn.$59.33) and the Canadian dollar option exercise price

(see footnote (2) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3233 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2020, the last business day of fiscal 2020. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(4) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (5).
(5) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(6) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2020 ($44.81) being the last trading day of fiscal 2020.
(7) Vested share-based awards are in the form of RSUs and PSUs. The market value of RSUs and PSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2020 ($44.81), being the last trading day of fiscal 2020.

NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2020
Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Non-equity incentive plan compensation – Value earned during the year[3]
	($)	($)	($)
Edward J. Ryan	535,471	3,075,758	440,000
Allan Brett	461,177	1,116,217	200,000
J. Scott Pagan	306,367	1,813,954	252,000
Andrew Roszko	286,181	6,588	225,000
Kenneth Wood	220,095	75,345	55,000
(1) The total value of stock options that vested in fiscal 2020. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3233 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2020, the last business day of fiscal 2020.
(2) The total value of RSUs, PSUs and CRSUs vested and paid during fiscal 2020. The value of RSUs and PSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2020 ($44.81).
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

NEO Option Exercises During Fiscal 2020
Name	Shares acquired on exercise during the year	Aggregate Value Realized[1]	Unexercised options at the end of the year[2]
	(#)	($)	(#)
Edward J. Ryan	Nil	Nil	138,218
Allan Brett	Nil	Nil	152,358
J. Scott Pagan	Nil	Nil	80,640
Andrew Roszko	Nil	Nil	141,779
Kenneth Wood	25,468	450,460	27,939
(1) The aggregate value realized is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option.
(2) see Summary Compensation Table above for value of unexercised option holdings.

NEO Termination and Change of Control Benefits

The employment contracts we have with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of:
a)	The termination without cause of the Named Executive Officer;
b)	A material adverse change to the Named Executive Officer’s terms of employment; and/or
c)	A change of control of the Corporation.

The Corporation considers it to be in its best interests to establish severance benefits for its Named Executive Officers to provide certainty to both the Corporation in respect of its obligations in the event of termination of employment as well as to the Named Executive Officers as an incentive to encourage their retention and continued focus on the Corporation’s operations in circumstances such as an unsolicited change of control transaction. The Corporation believes that the severance benefits established for its Named Executive Officers are competitive and in-line with market practice. The period over which severance benefits are calculated is based on the position held by the Named Executive Officer and the Named Executive Officer’s length of service with the Corporation.

a. Termination Without Cause

If the Named Executive Officer is terminated without cause, we may be obligated to make severance payments as described below. We may also be required to continue the Named Executive Officer’s employment benefits during any applicable severance period.

Edward J. Ryan / J. Scott Pagan

•	We are required to pay the Named Executive Officer his base salary and on-target short-term compensation for up to two years.

Allan Brett

•	We are required to pay the Named Executive Officer his base salary for up to one year and an amount equal to his annual average short-term compensation received over the two preceding years.

Andrew Roszko

•	We are required to pay the Named Executive Officer his base salary for up to one year and an amount equal to his on-target short-term compensation for the then current year.

Kenneth Wood

•
We are required to pay the Named Executive Officer his base salary for up to 12 months, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment to the end of the 12-month period.

The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause, a prorated portion of the Named Executive Officer’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause within 12 months of a Change of Control (as defined below), then there will be immediate accelerated vesting of all of the Named Executive Officer’s Share Units using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

b. Material Adverse Change to the Named Executive Officer’s Terms of Employment

If there is an adverse change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide the payments or benefits to the Named Executive Officer outlined above in the section “Termination

Without Cause”. Some examples of such an adverse change in the relationship between the Named Executive Officer and the Corporation are as follows:
•
A Change in Control as described in the section below which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the Named Executive Officer that is committed by the Corporation.

c. Change of Control

The only situation in which a change in control, by itself and absent any termination of employment, results in any unvested compensation of a Named Executive Officer being accelerated is the limited circumstances where there is:
1.	A Corporate Transaction; and
2.	The surviving, successor or acquiring entity does not assume the outstanding Share Units;
in which case, under the PRSU Plan all outstanding and then unvested Share Units will vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee.

•	A “Change of Control” includes:
o	A transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
o
During any two-year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

o
A transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

o	There is a transaction to sell all or substantially all of the assets of the Corporation;
•	A “Corporate Transaction” is defined as any of the following:
o	A capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
o
An offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

o
An acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

o	A sale of all or substantially all of the assets of the Corporation or any subsidiary;
o	An extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital;

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause” and/or upon a Change of Control may be found in the table below. This table sets forth the estimated amount of payments each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2020. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$59.33 per Common Share as reported on the TSX on January 31, 2020, the last trading day of fiscal 2020, converted to US dollars at the rate of 1 US dollar = 1.3233 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2020, the last business day of fiscal 2020. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $44.06 per Common Share as reported on NASDAQ on January 31, 2020, being the last trading day of fiscal 2020. Payments that would be incurred in Canadian dollars are also converted to US dollars at the rate of 1 US dollar = 1.3233 Canadian dollars. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. Severance amounts do not include amounts payable by the Corporation on account of, or in lieu of, employment benefits. The “Without Cause” summary information includes any deemed termination by the Corporation due to an adverse change in relationship between the Corporation and the Named Executive Officer.

Name	Event	Salary ($)	Short-term ($)	Stock Options ($)	Share Units ($)	Total ($)
Edward J. Ryan	Termination Without Cause	880,000	880,000	–	1,241,745	3,001,745
	Termination Without Cause Within 12 Months of Change of Control	880,000	880,000	350,657	3,304,379	5,415,036
	Solely Upon Change of Control	–	–	–	–	–
Allan Brett	Termination Without Cause	300,000	200,000	–	485,412	985,412
	Termination Without Cause Within 12 Months of Change of Control	300,000	200,000	140,264	1,343,449	1,983,713
	Solely Upon Change of Control	–	–	–	–	–
J. Scott Pagan	Termination Without Cause	600,000	504,000	–	699,021	1,803,021
	Termination Without Cause Within 12 Months of Change of Control	600,000	504,000	199,063	1,887,084	3,190,147
	Solely Upon Change of Control	–	–	–	–	–
Andrew Roszko	Termination Without Cause	250,000	225,000	–	–	475,000
	Termination Without Cause Within 12 Months of Change of Control	250,000	225,000	–	–	475,000
	Solely Upon Change of Control	–	–	–	–	–
Kenneth Wood	Termination Without Cause	220,000	–	–	–	220,000
	Termination Without Cause Within 12 Months of Change of Control	220,000	–	–	–	220,000
	Solely Upon Change of Control	–	–	–	–	–

Director Compensation

The Compensation Committee also exercises oversight over the compensation paid to non-executive directors of the Corporation and recommends the annual compensation program for directors to the Board of Directors for approval. In setting the director compensation structure for fiscal 2020, the Compensation Committee sought the advice of its outside, independent compensation consultant, Mercer, to provide assistance and guidance on director compensation issues. Mercer provided to the Compensation Committee relevant information pertaining to market compensation levels within the Corporation’s Comparator Group, alternative compensation plan designs, overall market trends and best practices relating to director compensation. In making director compensation recommendations to the Board for approval, the Compensation Committee considers a number of factors, including: the director compensation benchmarking report from Mercer and the relative positioning of the board compensation within the Comparator Group; feedback from shareholders in the shareholder engagement process undertaken by the Board; the results of the previous year’s “say on pay” shareholder vote; the overall performance of the Corporation over the past fiscal year in terms of both financial performance against its budget and its share price performance relative to the Comparator Group; overall industry trends in director compensation; and the general macro-economic environment facing the Corporation.

Compensation Policies

Directors who are officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2020 based on the annual retainers for Board and committee work outlined in the table below. The table also includes the intended non-employee director compensation for fiscal 2021, to be maintained at the same levels as fiscal 2020 and which has been approved by the Board and which will become effective following the Meeting.

Retainer	Fiscal 2020 Amounts	Fiscal 2021 Amounts
Annual Base Retainer – Non-Executive Chair	$95,000	$95,000
Annual Base Retainer – All Other Non-Executive Directors	$50,000	$50,000
Audit Committee Retainer	$20,000 – Chair $10,000 – Member	$20,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member	$10,000 – Chair $5,000 – Member
Corporate Governance Committee Retainer	$10,000 – Chair $3,750 – Member	$10,000 – Chair $3,750 – Member
Nominations Committee Retainer	$5,000 – Chair $2,500 – Member	$5,000 – Chair $2,500 – Member
Annual Equity Grant – Non-Executive Chair	$150,000	$150,000
Annual Equity Grant – All Other Non-Executive Directors	$115,000	$115,000

Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board in person were compensated an additional $1,500 per meeting.

All annual retainers are paid in cash and/or DSUs. Each DSU granted has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her cash compensation for that fiscal year in the form of DSUs. Directors are required to receive a minimum of 50% of their retainer compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy described below.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2020, each non-employee member of the Board was also eligible for reimbursement of up to $3,000 per fiscal year (Non-Executive Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Fiscal 2020 Compensation for Directors

The following table sets forth summary information concerning the annual compensation earned by each of the current non-executive directors of the Corporation for fiscal 2020.

Name	Fees Earned[1] ($)	Share-based Awards[2] ($)	Total[3] ($)
Eric A. Demirian - Chair	90,151	150,000	240,151
David I. Beatson[4]	66,000	115,000	181,000
Deborah Close	76,000	115,000	191,000
Dennis Maple	63,411	115,000	178,411
Jane O’Hagan	73,500	115,000	188,500
John J. Walker	81,015	115,000	196,015
(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) Dennis Maple - $63,411 (1,598); (ii) Jane O’Hagan – $73,500 (1,852); and (iii) John J. Walker – $81,015 (2,040). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of DSUs under the DSU Plan (other than DSUs that directors elected to receive in lieu of fees). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant.
(3) Table does not include any amounts paid as reimbursement of expenses.
(4) Mr. Beatson is not standing for re-election at the Meeting.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding share-based awards for each of the Corporation’s non-employee directors as at January 31, 2020. The Corporation’s non-employee directors did not hold any outstanding option-based awards as at April 28, 2020.

	Share-based Awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed[1]
	(#)	($)	($)
David I. Beatson[2]	–	–	2,162,799
Deborah Close	–	–	1,335,204
Eric A. Demirian	–	–	2,472,795
Dennis Maple	–	–	659,065
Jane O’Hagan	–	–	1,985,531
John J. Walker	–	–	2,650,825
(1) All share-based awards that have vested are in the form of DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board. The market value of DSUs was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2020 ($44.81).
(2) Mr. Beatson is not standing for re-election at the Meeting.

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2020

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year[1] ($)
David I. Beatson[2]	–	115,000
Deborah Close	–	115,000
Eric A. Demirian	–	150,000
Dennis Maple	–	178,411
Jane O’Hagan	–	188,500
John J. Walker	–	196,015
(1) Amounts shown are inclusive of annual share-based awards plus any fees earned which are taken in the form of DSUs.  DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.
(2) Mr. Beatson is not standing for re-election at the Meeting.

Director Equity Ownership Policy

The Corporation has an equity ownership policy applicable to directors (the “Director Equity Ownership Policy”).

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the individual’s election or appointment to the Board. Under the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain the following equity ownership level:

Position	Equity Ownership Level as a Multiple of Annual Base Retainer
Non-Management Director	3X

For purposes of the Director Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Director Equity Ownership Policy,
•	Common Shares are included and valued at the greater of cost and Market Value; and
•	DSUs are included and valued at the greater of Market Value at the date of grant or Market Value at the date of measurement.

The following table identifies the equity ownership levels of each of the current Directors, other than Mr. Ryan, Chief Executive Officer, as at April 30, 2020 with reference to the minimum equity ownership levels required by the Director Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 28, 2020, being Cdn.$55.27 converted to US dollars at the rate of 1 US dollar = 1.4053, being the indicative foreign exchange rate reported by the Bank of Canada on April 27, 2020. Minimum equity ownership levels are determined by multiplying the level set out in the Director Equity Ownership Policy by the current annual base retainer (which, as of the date of this Circular, is $95,000 for Mr. Demirian in his role as Chair and $50,000 for other directors):

Name	Minimum Equity Ownership Level ($)	Market Value of Holdings per Equity Ownership Policies(1) ($)	Minimum Equity Ownership Level Achieved?
David Beatson[2]	150,000	1,898,286	Yes
Deborah Close	150,000	1,171,906	Yes
Eric A. Demirian	285,000	2,563,666	Yes
Dennis Maple	150,000	593,703	Yes
Jane O'Hagan	150,000	1,760,343	Yes
John Walker	150,000	2,523,381	Yes
(1) As calculated in accordance with the Director Equity Ownership Policy methodology described above.
(2) Mr. Beatson is not standing for re-election at the Meeting.

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2020 and April 28, 2020, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensation plans to employees and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2020 and April 28, 2020.

Plan Category	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(1) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(2) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(1) (#)
Equity compensation plans approved by shareholders(3)	1998 Stock Option Plan	January 31, 2020	1,021,322 (1.2%)	Cdn.$37.64	3,661,684 (4.4%)
	PRSU Plan		1,143,826 (1.4%)	N/A	1,274,392 (1.5%)
	1998 Stock Option Plan	April 28, 2020	1,326,570 (1.6%)	Cdn.$40.89	3,355,736 (4.0%)
	PRSU Plan		1,291,955 (1.5%)	N/A	1,126,263 (1.3%)
Equity compensation plans not approved by shareholders(4)		January 31, 2020	126,426 (0.2%)	Cdn.$15.36	N/A
		April 28, 2020	126,426 (0.2%)	Cdn.$15.36	N/A
TOTAL		January 31, 2020	2,291,574 (2.7%)	Cdn.$35.54	4,936,076 (5.9%)
		April 28, 2020	2,744,951 (3.3%)	Cdn.$38.99	4,481,999 (5.3%)
(1) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for unvested outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. In this chart, the number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(2) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.
(3) The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only current equity compensation plans that have been approved by shareholders pursuant to which the Corporation may issue previously unissued Common Shares.
(4) In connection with Mr. Allan Brett joining the Corporation as Chief Financial Officer, on July 3, 2014 he was granted (a) stock options exercisable for 100,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share, (b) 6,642 RSUs redeemable for Common Shares, and (c) 6,642 PSUs redeemable for Common Shares. In connection with Mr. Michael Verhoeve joining the Corporation as General Counsel and Corporate Secretary, on July 3, 2014 he was granted stock options exercisable for 75,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share. The other material features of the foregoing options are the same as provided for under the Corporation’s 1998 Shareholder-Approved Stock Option Plan but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – 1998 Shareholder-Approved Stock Option Plan”. The other material features of the foregoing RSUs and PSUs are the same as provided for under the Corporation’s PRSU Plan but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The foregoing equity compensation was, in each case, granted without shareholder approval, in compliance with an allowance under the rules of the TSX, as an inducement for such individual to enter into a contract of full-time employment with the Corporation.

1998 Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an exercise price established upon approval of the grant by the Board. A maximum aggregate of 13,154,787 Common Shares have been reserved for issuance under the 1998 Stock Option Plan since its inception, representing 15.63% of the issued and outstanding Common Shares as of April 28, 2020. As at each of January 31, 2020 and April 28, 2020, the Common Shares issuable pursuant to outstanding options under the 1998 Stock Option Plan were 1,021,322 and 1,326,570, respectively, and the aggregate number of Common Shares remaining available for issuance pursuant to further grants was 3,661,684 and 3,355,736, respectively.

As of April 28, 2020, an aggregate of 8,472,481 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 10.07% of the 84,157,016 Common Shares outstanding as of April 28, 2020.

The annual “burn rate” under the 1998 Stock Option Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of options granted during the fiscal year by the weighted average number of Shares outstanding for the fiscal year, is set forth in the following table:

	Fiscal 2018	Fiscal 2019	Fiscal 2020
Options Granted during the fiscal period	274,500	272,144	367,173
Weighted average number of Common Shares outstanding for the fiscal period	76,324,477	76,832,230	81,658,761
“Burn Rate”	0.36%	0.35%	0.45%

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed, and on which at least one board lot was traded, on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out. Notwithstanding any of the foregoing, the Compensation Committee of the Board has the sole and complete authority to take any action required by Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"), with respect to any awards under the 1998 Stock Option Plan that are intended to be performance-based compensation under Section 162(m) of the US Tax Code.

No options may be granted under the 1998 Stock Option Plan if, together with any of the Corporation’s other security based compensation arrangements of the Corporation, such grant of options could result in the aggregate number of Common Shares (i) issued to insiders, within any one-year period or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Common Shares; provided, however, that the number of options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

No options may be granted under the 1998 Stock Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Common Shares reserved for issuance to non-employee directors under the 1998 Stock Option Plan and all other security-

based compensation arrangements of the Corporation exceeding 1.0% of the total number of Common Shares then-issued and outstanding; (ii) the aggregate value of options granted to the non-employee director during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements that do not provide for the granting of options (“Full Value Awards”), the grant date value of Common Shares, granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit.

The 1998 Stock Option Plan also provides for the issuance of SARs in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the TSX or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates, subject to the discretion of the Board. In the event of the death of a Participant, each option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

A Participant may assign or transfer one or more options granted under the 1998 Stock Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

The 1998 Stock Option Plan does not permit financial assistance to be provided to Participants to facilitate the purchase of Common Shares pursuant to options granted.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares issuable by the Corporation under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase or delete the percentage limits on the aggregate number of Common Shares issuable or that could be issuable to insiders under the 1998 Stock Option Plan; (iv) any amendment that would increase or delete the maximum term during which options may be exercised pursuant to the 1998 Stock Option Plan to be greater than 10 years; (v) any amendment that would extend the expiry date of any outstanding option, subject to the expiry date occurring during a trading black-out; (vi) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan) including a cancellation of an option and re-grant of an option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the option; (vii) any exchange for cash or other entitlements of an option for which the exercise price is equal to, or less than, the fair market value of a Common Share; (viii) any amendment that would permit transfers or assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (x) any amendment to increase or delete the value of options granted or the percentage limit relating to Common Shares issuable, in each case, to non-executive directors; (xi) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; (xii) any amendment to provide for other types of compensation through equity issuance; and (xiii) any amendment to the amendment procedures. Any amendment other than those expressly enumerated in the 1998 Stock Option Plan or that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without shareholder approval.

PRSU Plan

On April 30, 2012, the Board adopted the PRSU Plan pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of RSUs and/or PSUs. The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan received shareholder approval at the Annual and Special Meeting of Shareholders of the Corporation held on May 31, 2012. As of April 28, 2020, there were 715,990 PSUs and 409,150 RSUs issued and outstanding pursuant to the PRSU Plan, with a potential of up to a further 166,815 PSUs being earned if a maximum 2.0 performance factor is achieved in respect of the outstanding PSU awards.

Over the past three fiscal years, the Corporation’s “burn rate” under the PRSU Plan has been as follows:

	Fiscal 2018	Fiscal 2019	Fiscal 2020
RSUs and PSUs Granted during the fiscal period[1]	138,027	146,748	145,069
Weighted average number of Common Shares outstanding for the fiscal period	76,324,477	76,832,230	81,658,761
“Burn Rate”	0.18%	0.19%	0.18%
 (1) The number of PSUs granted for the purposes of the above is calculated based on the maximum number of PSUs that could be earned over the three-year performance period applicable to the PSUs using a maximum 2.0 performance factor.

The maximum number of Common Shares currently available for issuance under the PRSU Plan is 2,587,500 Common Shares, representing 3.07% of the issued and outstanding Common Shares as at April 28, 2020; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed will not again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding Common Shares of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding Common Shares of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the “Fair Market Value” (as defined below) as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account. From time to time, a participant’s share unit account will be credited with dividend share units in the form of additional PSUs (“Dividend PSUs”) or additional RSUs (“Dividend RSUs”) (Dividend PSUs and Dividend RSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

“Fair Market Value” for these purposes means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the five trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the five day period divided by the total number of Common Shares traded over the five day period on that exchange).

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for outstanding grants, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.

Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share

Units and the related Dividend Share Units which are not vested at the participant’s termination date. All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one. Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. If any provision of the PRSU Plan contravenes the US Tax Code Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Tax Code Section 409A, or to avoid incurring taxes, interest or penalties under US Tax Code Section 409A, and otherwise; (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. participant of the applicable provision without materially increasing the cost to the Corporation or contravening US Tax Code Section 409A. However, shareholder approval (by a majority of votes cast) is required for:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vi)	amendments to the amending provision within the PRSU Plan.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

No new awards of Share Units may be made under the PRSU Plan after April 30, 2022, being the tenth anniversary of the PRSU Plan’s effective date.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2020, or any person nominated for election to the Board at the Meeting, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at April 30, 2020, or has been, at any time since the beginning of fiscal 2020, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Hewat, a former director of the Corporation who retired from his role as a director effective as of the last meeting of shareholders on May 30, 2019 is a partner of the law firm of Blake, Cassels & Graydon LLP. Blake, Cassels & Graydon LLP provided legal services to the Corporation during fiscal 2020. For fiscal 2020, the Corporation incurred fees of approximately Cdn. $607,119 for legal services rendered by Blake, Cassels & Graydon LLP, largely related to assistance provided in connection with an acquisition completed in fiscal 2020 and the equity financing transaction completed in fiscal 2020.

Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation at any time since the beginning of fiscal 2020, or any person nominated for election to the Board at the Meeting, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2020 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2020 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 28, 2021.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of April 28, 2020.

THE DESCARTES SYSTEM GROUP INC.

Michael Verhoeve
Corporate Secretary

SCHEDULE “A”

SUMMARY OF THE AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

The following is a summary of key features of the Amended Rights Plan. The summary is qualified in its entirety by the full text of the Amended Rights Plan Agreement, a copy of which is available on www.sedar.com or also on request from the Corporate Secretary of the Corporation as described in the Circular. All capitalized terms used in this summary without definition have the meanings attributed to them in the Amended Rights Plan unless otherwise indicated.

(a)	Issuance of Rights

One Right was issued by the Corporation for each Common Share outstanding at the close of business on November 29, 2004, the date that the Rights Plan came into effect, and one Right was issued and will continue to be issued for each Common Share of the Corporation after such date and prior to the earlier of the Separation Time and the Expiration Time. The Amended Rights Plan reconfirms the Rights and the Corporation’s authority to continue issuing one new Right for each Common Share issued.

Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price equal to three times the Market Price of the Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price.

The Corporation is not required to issue or deliver Rights, or securities upon the exercise of Rights, outside Canada or the United States where such issuance or delivery would be unlawful without registration of the relevant Persons or securities. If the Amended Rights Plan would require compliance with securities laws or comparable legislation of a jurisdiction outside Canada and the United States, the Board may establish procedures for the issuance to a Canadian resident fiduciary of such securities, to hold such Rights or other securities in trust for the Persons beneficially entitled to them, to sell such securities, and to remit the proceeds to such Persons.

(b)	Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued in respect of Common Shares issued prior to the Expiration Time, to each holder (other than an Acquiring Person) converting, after the Separation Time, securities (“Convertible Securities”) convertible into or exchangeable for Common Shares. The Rights will trade separately from the Common Shares after the Separation Time.

(c)	Separation Time

The Separation Time is the Close of Business on the tenth Business Day after the earlier of (i) the “Stock Acquisition Date”, which is generally the first date of public announcement of facts indicating that a Person has become an Acquiring Person or such later date as may from time to time be determined by the Board; (ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and (iii) the date on which a Permitted Bid ceases to qualify as such.

In any case, the Separation Time can be such later date as may from time to time be determined by the Board. If a Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

(d)	Acquiring Person

In general, an Acquiring Person is a Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Common Shares. Excluded from the definition of “Acquiring Person” are the Corporation and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemption by the Corporation of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Amended Rights Plan. However, in general:

(i)	a “Permitted Bid Acquisition” means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii)
an “Exempt Acquisition” means an acquisition of Common Shares in respect of which the Board has waived the application of the Amended Rights Plan, which was made pursuant to a dividend reinvestment plan of the Corporation, which was made pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities (provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not hereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person’s percentage of Common Shares or Convertible Securities Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities made pursuant to a prospectus (provided that the Person does not thereby acquire a greater percentage of the Common Shares or Convertible Securities so offered than the percentage Beneficially Owned immediately prior to such acquisition), which was made pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation, or which is made pursuant to an amalgamation arrangement, merger or other statutory procedure requiring approval of the Corporation’s shareholders;

(iii)
a “Convertible Security Acquisition” means an acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(iv)
a “Pro Rata Acquisition” means an acquisition as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Common  Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group, acting in such capacity, who are acting in connection with a distribution of securities by way of prospectus, registration statement or private placement.

(e)	Beneficial Ownership

General

In general, a Person is deemed to Beneficially Own Common Shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Rights Plan. Included are holdings by the Person’s Affiliates (generally, a Person that controls, is controlled by, or under common control with another Person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities; or (2) pursuant to a pledge of securities in the ordinary course of business).

A Person is also deemed to “Beneficially Own” any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert (a “Joint Actor”). Generally, a Person is a Joint Actor with any Person who (i) is a party to an agreement, arrangement or understanding with the first Person or an Associate or Affiliate thereof to acquire or offer to acquire Common Shares or (ii) is an Associate or Affiliate of the first Person or any Person referred to in (i).

Institutional Shareholder Exemptions from Beneficial Ownership

The definition of “Beneficial Ownership” contains several exclusions whereby a Person is not considered to “Beneficially Own” a security. There are exemptions from the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment manager (“Investment Manager”) which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”), including, the acquisition or holding of securities for non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable securities laws; (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) the administrator or the trustee (a “Plan Trustee”) of one or more pension funds or plans (a “Plan”) registered under applicable law; (iv) a Person who is a Plan or is a Person established by statute (the “Statutory Body”), and its ordinary business or activity includes the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; (v) a Crown agent or agency; (iv) a manager or trustee (“Manager”) of a mutual fund (“Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund. The foregoing exemptions only apply so long as the Investment Manager, Trust Company, Plan Trustee, Plan, Statutory Body, Crown agent or agency, Manager or Mutual Fund is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

A Person will not be deemed to “Beneficially Own” a security solely because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Plan Trustee as another Person or Plan on whose account the Investment Manager, Trust Company or Plan Trustee, as the case may be, holds such security; or (ii) the Person is a Client of an Investment Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Investment Manager, Trust Company or Plan Trustee, as the case may be.

Exemption for Permitted Lock-up Agreement

Under the Amended Rights Plan, a Person will not be deemed to “Beneficially Own” any security solely because the holder of such security has agreed to deposit or tender such security, pursuant to a Permitted Lock-up Agreement, to a Take-over Bid made by such Person or such Person’s Affiliates or

Associates or a Joint Actor, or such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or such Person’s Affiliates, Associates or Joint Actors until the earliest time at which any such tendered security is accepted unconditionally for payment or is taken up or paid for.

A Permitted Lock-up Agreement is essentially an agreement between a Person and one or more holders of Common Shares and/or Convertible Securities (the terms of which are publicly disclosed and available to the public within the time frames set forth in the definition of Permitted Lockup Agreement) pursuant to which each Locked-up Person agrees to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid and which further (i) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at a price or value that exceeds the price under the Lock-Up Bid; or (ii) permits the Locked-up Person to withdraw its Common Shares and/or Convertible Securities in order to deposit or tender the Common Shares and/or Convertible Securities to another Take-over Bid or support another transaction at an offering price that exceeds the offering price in the Lock-up Bid by as much as or more than a Specified Amount and that does not provide for a Specified Amount greater than 7% of the offering price in the Lock-up Bid. The Amended Rights Plan therefore requires that a Person making a Take-Over Bid structure any lock-up agreement so as to provide reasonable flexibility to the shareholder in order to avoid being deemed the Beneficial Owner of the Common Shares and/or Convertible Securities subject to the lock-up agreement and potentially triggering the provisions of the Amended Rights Plan.

A Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-Over Bid or other similar limitation on a Locked-up Person’s right to withdraw Common Shares and/or Convertible Securities so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares and/or Convertible Securities during the period of the other Take-Over Bid or transaction. Finally, under a Permitted Lock-up Agreement, no “break up” fees, “top up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid; and (ii) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-Over Bid or transaction exceeds what such Locked-up Person would have received under the Lock-up Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit such Common Shares and/or Convertible Securities to another Take-Over Bid or support another transaction.

(f)	Flip-in Event

A Flip-in Event occurs when any Person becomes an Acquiring Person. In the event that, prior to the Expiration Time, a Flip-in Event which has not been waived by the Board occurs (see “Redemption, Waiver and Termination”), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a Joint Actor (or a transferee of any such Person), which Rights will become null and void) shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms of the Amended Rights Plan, that number of Common Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments). For example, if at the time of the Flip-in Event the Exercise Price is $75 and the Market Price of the Common Shares is $30, the holder of each Right would be entitled to purchase Common Shares having an aggregate Market Price of $150 (that is, five Common Shares) for $75 (that is, a 50% discount from the Market Price).

(g)	Permitted Bid and Competing Permitted Bid

A Permitted Bid is a Take-over Bid made by way of a Take-over Bid circular and which complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid contains irrevocable and unqualified conditions that:

A.
no Common Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the earlier of (1) the date 105 days following the date of the Take-over Bid and (2) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104;

B.
unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to the Takeover Bid at any time prior to the close of business on the date of first take-up or payment for Common Shares and all Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

C.
more than 50% of the outstanding Common Shares held by Independent Shareholders must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and

D.
in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Common Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement.

A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not necessarily required to remain open for 105 days so long as it is open until the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the Take-over Bid pursuant to National Instrument 62-104.

(h)          Redemption, Waiver and Termination

(i)
Redemption of Rights on Approval of Holders of Common Shares and Rights. The Board acting in good faith may, after having obtained the prior approval of the holders of Common Shares or Rights, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right, appropriately adjusted for anti-dilution as provided in the Amended Rights Plan Agreement (the “Redemption Price”).

(ii)
Waiver of Inadvertent Acquisition. The Board acting in good faith may waive or agree to waive the application of the Amended Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a Person became an Acquiring Person under the Amended Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver the Person is no longer an Acquiring Person.

(iii)
Deemed Redemption. In the event that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived or has deemed to have waived the application of the Amended Rights Plan consummates the acquisition of the Common Shares, the Board shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iv)
Discretionary Waiver with Mandatory Waiver of Concurrent Bids. The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the Amended Rights Plan has not been waived under the applicable clause, upon prior written notice to the Rights Agent, waive the application of the Amended Rights Plan to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Amended Rights Plan, the Board shall be deemed to have waived the application of the Amended Rights Plan in respect of any other Flip-in Event occurring by reason of such a Take-over Bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

(v)
Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board acting in good faith may, with the prior consent of the holders of Common Shares, determine, at any time prior to the occurrence of a Flip-in Event as to which the application of the Amended Rights Plan has not been waived, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to holders of Common Shares and otherwise than by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, to waive the application of the Amended Rights Plan to such Flip-in Event. However, if the Board waives the application of the Amended Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such a waiver.

(vi)
Redemption of Rights on Withdrawal or Termination of Bid. Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price.

If the Board is deemed to have elected or elects to redeem the Rights as described above, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights is to receive the Redemption Price.  Within 10 Business Days of any such election or deemed election to redeem the Rights, the Corporation will notify the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

(i)	Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

(a)
if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program, divided reinvestment plan or a dividend payable in Common Shares in lieu of a regular periodic cash dividend) on the Common Shares,

(b)	a subdivision or consolidation of the Common Shares,

(c)
an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation; or

(d)
if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividend or a dividend payable in Common Shares) or rights or warrants.

(j)	Supplements and Amendments

The Corporation may make amendments to correct any clerical or typographical error or which are necessary to maintain the validity of the Amended Rights Plan Agreement as a result of any change in any applicable legislation, rules or regulation. Any changes made to maintain the validity of the Amended Rights Plan shall be subject to subsequent confirmation by the holders of the Common Shares or, after the Separation Time, the holders of the Rights.

Subject to the above exceptions, any amendment, variation or deletion of or from the Amended Rights Plan Agreement and the Rights is subject to the prior approval of the holders of Common Shares, or, after the Separation Time, the holders of the Rights.

Under the Amended Rights Plan Agreement, such required approval of the holders of Common Shares regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders at a meeting of the holders of Common Shares in compliance with the Amended Rights Plan Agreement.

Under the Amended Rights Plan Agreement, such required approval of the holders of Rights regarding any such amendment, variation or deletion shall be deemed to have been given if authorized by the affirmative vote of a majority of the votes cast by the holders of Rights at a meeting of such holders in compliance with the Amended Rights Plan Agreement.

The Board reserves the right to alter any terms of the Amended Rights Plan Agreement or not proceed with the Amended Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

(k)	Expiration

If the Rights Plan Resolution is passed at the Meeting, the Corporation and the Rights Agent will execute the Amended Rights Plan Agreement as of the date the resolution is passed and the Amended Rights Plan will come into effect and remain in force until the earlier of the Termination Time (the time at which the right to exercise Rights shall terminate pursuant to the Amended Rights Plan) and the termination of the annual meeting of the shareholders in the calendar year 2023 unless at or prior to such meeting the Corporation’s shareholders ratify the continued existence of the Amended Rights Plan on the basis described below, in which case the Amended Rights Plan would expire at the earlier of the Termination Time and the termination of the annual meeting of the Corporation’s shareholders in the year that is three years after the year in which such ratification occurs.

At or prior to the annual meeting of the shareholders of the Corporation in the calendar year 2023, provided that a Flip-in Event (as defined in the Amended Rights Plan) has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of Amended Right Plan to: (a) the Independent Shareholders (as defined in the Amended Rights Plan) for their consideration and, if thought advisable, approval; and (b) if required by the rules and regulations of any stock exchange on which the Common Shares are then listed, all holders of Common Shares for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by the Independent Shareholders and, if the approval of all holders of Common Shares is required pursuant clause (b) of the immediately preceding sentence, the majority of the votes cast by all holders of Common Shares who vote in respect of such resolution are voted in favour of the continued existence of the Amended Rights Plan, the Board shall, immediately upon the confirmation by the chair of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights issued and outstanding under the Rights Plan.

SCHEDULE “B”

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY20, Q3FY20, Q2FY20 and Q1FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY20	Q3FY20	Q2FY20	Q1FY20
Net income, as reported on Consolidated Statements of Operations	11.4	9.7	8.6	7.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.4	1.4	2.2
Investment income	(0.1)	-	-	(0.1)
Income tax expense	1.9	3.5	3.1	2.5
Depreciation expense	2.9	1.2	1.1	0.9
Amortization of intangible assets	14.1	14.5	14.1	12.8
Stock-based compensation and related taxes	1.3	1.4	1.3	1.0
Other charges	0.3	0.8	0.6	2.1

B-1

Adjusted EBITDA	32.2	31.5	30.2	28.7

Revenues	84.2	83.0	80.5	78.0
Net income as a % of revenues	14%	12%	11%	9%
Adjusted EBITDA as a % of revenues	38%	38%	38%	37%

The table below reconciles Adjusted EBITDA to net income reported in our audited Consolidated Statements of Operations for the year ended January 31, 2020, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY20
Net income, as reported on Consolidated Statements of Operations	37.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	4.4
Investment income	(0.2)
Income tax expense	11.1
Depreciation expense	6.0
Amortization of intangible assets	55.5
Stock-based compensation and related taxes	5.0
Other charges	3.8
Adjusted EBITDA	122.6

Revenues	325.8
Net income as a % of revenues	11%
Adjusted EBITDA as a % of revenues	38%

B-2

SCHEDULE “C”
THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS

1. PURPOSE

1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chair of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS

1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings shall be established in accordance with the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director – The Chair of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities – Each director is expected to use his or her best efforts to attend all meetings of the Board and any committee of which he or she is a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare his or her interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which management is not present. The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which non-independent directors are not present.

3. FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by applicable law and any binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).  While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees.

1.	Strategic Planning
a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring - At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.
General – The Board shall provide regular oversight of the Company’s enterprise risk management practices either directly, or through its committees, which shall report to the Board with respect to risk oversight undertaken in accordance with their respective charters. The Board shall, with the assistance of its committees, oversee management’s assessment, management and monitoring of key risks affecting the Company and the Company’s risk management/monitoring systems.

b.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management.

3.	Human Resource Management
a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Compensation Committee, as applicable, review the Lead Director, Chair of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Governing Documents – At least annually, the Board shall review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chair of the Board and the Lead Director and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.	Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.
d.
Ethics Reporting- At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Conduct.

5.	Financial Information
a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General – The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

c.	Shareholder Engagement – At least annually, the Board shall review the Company’s approach to shareholder engagement.
7.	Committees of the Board
a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated to each of its committees those responsibilities set out in each Board committee's mandate.
c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

8.	Auditors
a.	In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.
4. DIRECTOR ORIENTATION, EDUCATION AND EVALUATION

1.	Each director shall participate in the Company’s orientation and ongoing education program.

2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE

This mandate was last approved by the Board on March 6, 2019.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110 x202358
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-0082
e-mail: info@descartes.com

www.descartes.com